Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

IGLOO GROUP PARENT, INC.,

IGLOO GROUP ACQUISITION COMPANY, INC.

and

INTEGRAL AD SCIENCE HOLDING CORP.

Dated as of September 24, 2025

i

3.24	Insurance	48
3.25	Anti-Corruption Compliance	49
3.26	No TID U.S. business	49
3.27	Not a Covered Foreign Person	49
3.28	Brokers	49
3.29	Company Information	49
3.30	Affiliated Party Transactions	49
3.31	No Other Representations or Warranties	50

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		50

4.1	Organization; Good Standing	50
4.2	Corporate Power; Enforceability	50
4.3	Non-Contravention	51
4.4	Requisite Governmental Approvals	51
4.5	Legal Proceedings; Orders	51
4.6	Ownership of Company Common Stock	52
4.7	Brokers	52
4.8	Operations of Parent and Merger Sub	52
4.9	No Parent Vote or Approval Required	52
4.10	Limited Guarantee	52
4.11	Financing	52
4.12	Stockholder and Management Arrangements	54
4.13	Solvency	54
4.14	Non-Reliance	55
4.15	Parent and Merger Sub Information	55
4.16	No Other Representations or Warranties	55

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		56

5.1	Affirmative Obligations	56
5.2	Forbearance Covenants	56
5.3	No Solicitation	59
5.4	No Control of the Other Party’s Business	63

ARTICLE VI ADDITIONAL COVENANTS		63

6.1	Required Action and Forbearance; Efforts	63
6.2	Antitrust and Regulatory Matters	64
6.3	Stockholder Consent; Information Statement	67
6.4	Financing	69
6.5	Financing Cooperation	71
6.6	Anti-Takeover Laws	75
6.7	Access	75
6.8	Section 16(b) Exemption	76
6.9	Directors’ and Officers’ Exculpation, Indemnification and Insurance	76

ii

6.10	Employee Matters	79
6.11	Public Statements and Disclosure	81
6.12	Transaction Litigation	81
6.13	Stock Exchange Delisting; Deregistration	82
6.14	Additional Agreements	82
6.15	Parent Vote	82
6.16	Certain Arrangements	82
6.17	FIRPTA Certificate	82

ARTICLE VII CONDITIONS TO THE MERGER		83

7.1	Conditions to Each Party’s Obligations to Effect the Merger	83
7.2	Conditions to the Obligations of Parent and Merger Sub	83
7.3	Conditions to the Company’s Obligations to Effect the Merger	84

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		85

8.1	Termination	85
8.2	Manner and Notice of Termination; Effect of Termination	87
8.3	Fees and Expenses	87
8.4	Amendment	91
8.5	Extension; Waiver	91

ARTICLE IX GENERAL PROVISIONS		91

9.1	Survival of Representations, Warranties and Covenants	91
9.2	Notices	92
9.3	Assignment	93
9.4	Confidentiality	93
9.5	Entire Agreement	94
9.6	Third Party Beneficiaries	94
9.7	Severability	94
9.8	Remedies	94
9.9	Governing Law	96
9.10	Consent to Jurisdiction	96
9.11	WAIVER OF JURY TRIAL	97
9.12	No Recourse	97
9.13	Company Disclosure Letter References	99
9.14	Counterparts	99

EXHIBITS

Exhibit A	Form of Stockholder Consent
Exhibit B	Certificate of Incorporation of the Company

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 24, 2025, by and among Igloo Group Parent, Inc., a Delaware corporation (“Parent”), Igloo Group Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Integral Ad Science Holding Corp., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has unanimously (i) determined that it is fair to, and in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved and declared advisable this Agreement, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption.

B. Each of the board of directors of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Limited Guarantee”) from the Limited Guarantors, in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Limited Guarantors are guaranteeing certain obligations of Parent and Merger Sub contained in this Agreement.

D. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

E. Concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, the Principal Stockholders have executed and delivered to Parent and the Company that certain Support Agreement (the “Support Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (i) in effect as of the date hereof or (ii) executed, delivered and effective after the date hereof and, in the case of clause (ii), containing terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of, or amendment to, any Acquisition Proposal.

(b) “Acquisition Proposal” means any written offer or proposal or indication of interest (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any single transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition (including by exclusive license) by any Person or Group of more than 20% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board), including the capital stock or other equity or voting interest in any of the Company’s Subsidiaries;

(iii) any direct or indirect merger, consolidation, business combination, joint venture, partnership, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, more than 20% of the equity interests of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, (i) none of the Principal Stockholders or any investment funds or investment vehicles affiliated with or under common management with the Principal Stockholders, any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Principal Stockholders or any other Person that, in each case, would otherwise be an Affiliate of the Principal Stockholders pursuant to this definition (other than, for clarity, the Company and its Subsidiaries), shall be an “Affiliate” of the Company or any of its Subsidiaries and (ii) with respect to Parent and Merger Sub, the term “Affiliate” shall not for any purpose in this Agreement, include any portfolio company (as such term is commonly understood in the private equity industry) of any investment funds or investment vehicles affiliated with or under common management with Novacap Management Inc. (other than, for clarity, Parent and Merger Sub).

(e) “Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued thereunder.

(f) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2024 set forth in the Company’s Form 10-K filed by the Company with the SEC on February 28, 2025.

(h) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York or Montreal, Québec.

(i) “Code” means the Internal Revenue Code of 1986.

(j) “Company Board” means the Board of Directors of the Company.

(k) “Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

(l) “Company Credit Agreement” means the Credit Agreement, dated as of September 29, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), among, inter alios, Integral Ad Science, Inc., a Delaware corporation, the guarantors from time-to-time party thereto, the lenders from time-to-time party thereto and PNC Bank, National Association, as administrative agent.

(m) “Company Indebtedness” means all debt outstanding under the Company Credit Agreement.

(n) “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(o) “Company Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (x) the business, financial condition, assets, liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole or (y) the ability of the Company to consummate the Transactions prior to the Termination Date; provided that, solely with respect to clause (x), none of the following, and no changes, events, effects, developments or occurrences to the extent arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) any general economic conditions, or conditions in the global, international or regional economy generally, including general changes in inflation, supply chain disruptions, and labor shortages;

(ii) any conditions in the equity, credit, debt, financial, currency or capital markets generally, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) any conditions generally affecting the industries in which the Company and its Subsidiaries conduct business or in any jurisdiction or geographical area in which the Company or any of its Subsidiaries conducts business, or changes therein;

(iv) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, widespread cyberattack or widespread cyberterrorism that is not specifically targeted at the Company or its Subsidiaries (solely to the extent not arising out of the Company’s or its Subsidiaries’ vulnerabilities or failure to have in place appropriate safeguards to protect against any such cyberattack or cyberterrorism), terrorism or military actions, including any escalation or worsening of, or any Law or sanction, mandate or directive enacted by a Governmental Authority in response to, the foregoing or any threats thereof, in each case, in the United States or any other country or region in the world;

(v) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of, or any Law or sanction, mandate or directive by a Governmental Authority in response to, any of the foregoing, in each case, in the United States or any other country or region in the world or any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence of any Governmental Authority, including any shutdown or furlough of the U.S. federal government or its employees or any impact associated with the U.S. federal government’s “debt ceiling”;

(vi) the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, vendors, lenders, lessors, business or joint venture partners, employees (including any employee attrition), regulators, Governmental Authorities or any other third Person (other than for the purposes of the representations and warranties set forth in Section 3.5 and Section 3.6 of this Agreement), or the identity of, or any facts or circumstances relating to, the Limited Guarantors, Parent, Merger Sub or the respective Affiliates of the foregoing or the respective financing sources of or investors in the foregoing, with respect to the Company or its business;

(vii) the compliance by any Party with the express terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the express terms of this Agreement (other than in compliance with Section 5.1);

(viii) any action taken or refrained from being taken, in each case which Parent has approved or consented to in writing;

(ix) any changes or proposed changes in GAAP or other applicable accounting standards, or in any applicable Laws (or the enforcement or interpretation of any of the foregoing) after the date hereof or in any regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, regulation or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x) any epidemics, pandemics, plagues, other outbreaks of illness or public health events (including quarantine restrictions and other Health and Safety Measures mandated or recommended by any Governmental Authority in response to any of the foregoing), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(xi) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world;

(xii) any changes, in and of themselves, in the price or trading volume of the Company Common Stock or to the Company’s credit ratings (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiii) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any internal or public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure described in the foregoing clauses (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiv) the availability or cost of equity, debt or other financing to Parent or Merger Sub or their respective Affiliates (it being understood that the underlying cause of any such availability or cost may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xv) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith; and

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix), (x) and (xi), solely to the extent that such changes, events, effects, developments or occurrences have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there is, or has been, a Company Material Adverse Effect.

(p) “Company MSUs” means awards of market share units of the Company granted pursuant to any of the Company Stock Plans.

(q) “Company Options” means awards of options to purchase shares of Company Common Stock granted pursuant to any of the Company Stock Plans, other than the purchase rights under the ESPP.

(r) “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(s) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(t) “Company RSUs” means awards of restricted stock units of the Company granted pursuant to any of the Company Stock Plans.

(u) “Company Service Provider” means each individual who is a current or former director, officer, employee, independent contractor or other service provider of any of the Company or any of its Subsidiaries.

(v) “Company Stock Plans” means the Integral Ad Science Holding Corp. Amended and Restated 2018 Non-Qualified Stock Option Plan and the Integral Ad Science Holding Corp. 2021 Omnibus Incentive Plan.

(w) “Company Stockholders” means the holders of shares of Company Common Stock.

(x) “Company Termination Fee” means an amount equal to $52,500,000.

(y) “Confidentiality Agreement” means the agreement listed in Section 9.4 of the Company Disclosure Letter.

(z) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(aa) “Contract” means any legally binding agreement, contract, subcontract, note, bond, mortgage, indenture, lease, license or sublicense.

(bb) “Data Protection Laws” means all applicable Laws pertaining to data protection, data privacy, data security, cybersecurity, cross-border data transfer, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, as well as general consumer protection laws as applied in the context of data privacy or data protection.

(cc) “Data Protection Requirements” means (i) Data Protection Laws; (ii) Privacy Policies; (iii) applicable contractual commitments relating to the Processing of Personal Data; (iv) the Payment Card Industry Data Security Standards; and (v) advertising self-regulatory requirements to which the Company and its Subsidiaries hold themselves out to the public as being bound by.

(dd) “Director Nomination Agreement” means that certain Director Nomination Agreement, made and entered into as of July 2, 2021, by and among the Company, Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Vista Equity Partners Fund VI GP, L.P., VEPF VI GP, Ltd., and VEP Group, LLC.

(ee) “DOJ” means the United States Department of Justice or any successor thereto.

(ff) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity or equity-based, incentive compensation, profit sharing, savings, pension, retirement, hospitalization, life or other insurance, fringe benefit, flexible benefits, supplemental unemployment benefits, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus plan, trust fund, program, agreement, policy or arrangement, including any Multiemployer Plans, and each other employee benefit plan or arrangement, whether formal or informal, oral or written, funded or unfunded, insured or self-insured, in each case, that is maintained, sponsored, established, contributed to or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability (whether current or contingent), in each case other than any benefit plan statutorily required and maintained exclusively by a Governmental Authority.

(gg) “Environmental Law” means any applicable Law relating to protection of natural resources and the environment (including surface or ground water, drinking water supply, soil, surface or subsurface strata, or ambient air), pollution control, public and occupational health and safety (to the extent related to exposure to Hazardous Substances), or the use, handling, Release, transportation, labeling or storage of, or exposure to, Hazardous Substances.

(hh) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ii) “ERISA Affiliate” means any trade or business (whether or not incorporated) which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company or any of its Subsidiaries, as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

(jj) “ESPP” means the Integral Ad Science Holding Corp. 2021 Employee Stock Purchase Plan.

(kk) “Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

(ll) “Exchange Act” means the Securities Exchange Act of 1934.

(mm) “Financing Sources” means the Lenders, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

(nn) “Foreign Investment Law” means any Law that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest, including any state, national or multi-jurisdictional Law that is designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.

(oo) “FTC” means the United States Federal Trade Commission or any successor thereto.

(pp) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(qq) “Generative AI Tools” means generative artificial intelligence technology tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.

(rr) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(ss) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(tt) “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(uu) “Hazardous Substance” means any chemicals, materials, wastes or substances for which liability or standards of conduct may be imposed, and which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” or “toxic pollutants,” under any Environmental Law, including petroleum or petroleum products or by-products, asbestos or asbestos-containing materials, radioactive materials, lead-based paint, per-and polyfluoroalkyl substances, mold in quantities or concentrations that may adversely affect human health, and polychlorinated biphenyls.

(vv) “Health and Safety Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocol or guideline promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with or in response to any pandemic, epidemic, plague or other outbreak of illness or other public health event, in each case, together with any administrative or other guidance published with respect thereto by any Governmental Authority.

(ww) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(xx) “Intellectual Property” means all of the following, worldwide, whether registered, unregistered or registrable: (i) inventions, discoveries, improvements, ideas, know-how, methodology, models, algorithms, formulae, systems, processes, technology, whether patentable or not, and all patents, industrial designs, and utility models, and applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisions, continuations-in-part, re-examinations, renewals and extensions (“Patents”); (ii) copyrights designs, mask works, content and any other original works of authorship in any medium, including registrations and applications in any jurisdiction for the foregoing (“Copyrights”);

(iii) trademarks, service marks, trade dress, product configurations, trade names and other designation of origin and rights therein, and registrations and applications for registration in any jurisdiction pertaining to the foregoing, together with all of the goodwill associated with any of the foregoing (“Marks”); (iv) trade secrets, confidential information, data, databases, methods, processes, techniques, protocols, layouts, specifications, customer, supplier and vendor lists, blue prints, reports, designs, drawings, methodologies, models, algorithms, testing procedures, test results, component lists, manuals, process descriptions, instructions, catalogues, systems, inventions, brochures, and marketing information (collectively “Trade Secrets”); (v) rights in software, including source code, object code, development documentation, programming tools, drawings, specifications, metadata, and related documentation (collectively, “Software”); (vi) database rights; (vii) Internet websites, domain names and applications and registrations pertaining thereto; (viii) social media accounts; (ix) any other intellectual property or proprietary rights of any kind, nature or description; and (x) any tangible embodiments of the foregoing (in whatever form or medium).

(yy) “Intervening Event” means any change, event, effect, development or circumstance (including any change in probability or magnitude of circumstances) that (i) is material to the Company and its Subsidiaries, taken as a whole, (ii) was not known or reasonably foreseeable to the Company Board on or prior to the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (iii) does not relate to any Acquisition Proposal.

(zz) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief HR Officer or Chief Technology Officer, in each case after reasonable inquiry of such individual’s direct reports.

(aaa) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, law, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation or ruling, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(bbb) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(ccc) “Lenders” means Persons that have committed to provide the Debt Financing pursuant to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with each other Person that commits to provide or otherwise provides the Debt Financing in accordance with this Agreement.

(ddd) “Licensed Intellectual Property” means all Intellectual Property owned by a third Person and licensed to the Company or any of its Subsidiaries.

(eee) “Lien” means any mortgage, pledge, lien, security interest, attachment, option, right of way, easement, encroachment, right of first offer or first refusal or other similar encumbrance (other than, in the case of a security, any restriction on the transfer of such security arising solely under applicable Law).

(fff) “Limited Guarantors” means (i) Novacap TMT VI, L.P., (ii) Novacap International TMT VI, L.P., (iii) Novacap International TMT VI-A, L.P., (iv) NVC TMT VI (S.P.), L.P., (v) NVC TMT VI-A (S.P.), L.P., (vi) NVC TMT VI, L.P., (vii) NVC TMT VI-A, L.P., (viii) NVC International TMT VI, L.P., (ix) Novacap TMT VI Co-Investment (Igloo), L.P. and (x) Novacap International TMT VI Co-Investment (Igloo), L.P.

(ggg) “Material Contract” means any of the following Contracts (other than Employee Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or its Subsidiaries or their respective businesses are bound or subject:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) (A) relating to the disposition or acquisition of equity or real or tangible assets by the Company or any of its Subsidiaries or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise (other than any Subsidiary of the Company), in each case with an aggregate purchase price in excess of $500,000 and pursuant to which the Company or its Subsidiaries have material continuing obligations;

(iii) (A) pursuant to which the Company or any of its Subsidiaries grants a license to material Company Intellectual Property to any Person (excluding non-exclusive licenses of limited duration granted to customers, of the Company and its Subsidiaries in the ordinary course of business), (B) pursuant to which the Company or any of its Subsidiaries obtains the right to use any Licensed Intellectual Property (excluding (1) licenses for generally available, commercial, non-customized, off-the-shelf computer software, software-enabled services or data services substantially on standard terms and conditions for which the Company or any of its Subsidiaries pays less than $500,000 on an annual basis, (2) Open Source Software, (3) Contracts in which grants of rights or licenses to Intellectual Property are merely incidental to the primary purpose of such Contract, and (4) non-disclosure agreements, and employee and independent contractor Intellectual Property assignment agreements that are entered into in the ordinary course of business), (C) that contains any covenant not to sue or assert, or (D) that constitutes a concurrent use agreement, settlement agreement or co-existence agreement with respect to any Company Intellectual Property;

(iv) with any customer of the Company or any of its Subsidiaries who, for the twelve-month period ended June 30, 2025, was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(v) with any Partner of the Company or any of its Subsidiaries who, for the twelve-month period ended June 30, 2025, was one of the ten (10) largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable;

(vi) with any vendor of the Company or any of its Subsidiaries who, for the twelve-month period ended June 30, 2025, was one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(vii) evidencing indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of $2,500,000 (excluding intercompany loans solely between or among the Company and any of its Subsidiaries, on the one hand, and any other Subsidiary of the Company, on the other hand);

(viii) involving a joint venture, revenue or profit sharing, or similar agreement from which the Company or any of its Subsidiaries recognized revenues in excess of $2,500,000 during the twelve-month period ended June 30, 2025;

(ix) involving a settlement, conciliation or similar agreement (A) with any Governmental Authority or (B) pursuant to which the Company or any of its Subsidiaries has or will have any material outstanding obligation after the date of this Agreement;

(x) grants exclusivity or “most favored nation” protections or material rights of first refusal, first offer or first negotiation or similar restrictions to the counterparty of such Contract;

(xi) containing any material non-competition or similar restriction which limits the rights of the Company or any of its Subsidiaries to compete or operate in any jurisdiction, in any line of business or with any Person;

(xii) that involves a “minimum purchase” requirement with outstanding commitments in an amount in excess of $2,000,000, in any calendar year; and

(xiii) any Contract with an Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, other than any Contract solely among the Company and its wholly owned Subsidiaries.

(hhh) “Nasdaq” means The Nasdaq Stock Market LLC.

(iii) “Open Source Software” means any software that is distributed (a) as “free software” (as defined by the Free Software Foundation) and (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses).

(jjj) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(kkk) “Partner” means any third party platform which the Company or its Subsidiaries require integrations with to enable the activation of advertiser spend.

(lll) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due or payable; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests incurred in the ordinary course of business that are not yet due or payable, or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established on the Company’s latest financial statements in accordance with GAAP; (iii) leases, subleases and non-exclusive licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar non-monetary liens (or other encumbrances of any type), (viii) zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or occupancy of the applicable property in the conduct of the business of the Company as currently conducted; (ix) any license, option, or covenant of, or other contractual obligation with respect to, any Intellectual Property entered into in the ordinary course of business; (x) liens pursuant to any Company Indebtedness that will be discharged at or prior to the Closing; or (xi) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries.

(mmm) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(nnn) “Personal Data” means information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked directly or indirectly, with a particular individual or household, and when referring to a Data Protection Requirement, has the same meaning as the similar or equivalent term defined thereunder.

(ooo) “Principal Stockholders” means, collectively, the Vista Stockholders and Atlas Venture Fund VIII, L.P.

(ppp) “Privacy Policies” means all published and posted notices, and internal policies and procedures relating to the collection, use, storage, disclosure, destruction, or cross-border transfer of Personal Data.

(qqq) “Processing” means any operation or set of operations performed on Personal Data or sets of Personal Data, whether or not by automated means, including collection, alteration, use, storage, disclosure, or destruction.

(rrr) “Proprietary Software” means any Software owned or purported to be owned by the Company or any of its Subsidiaries.

(sss) “Registration Rights Agreement” means that certain Registration Rights Agreement, made and entered into as of July 2, 2021, by and among the Company, Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Atlas Venture Fund VIII, L.P., August Capital VI Special Opportunities, L.P, Sapphire SAP HANA Fund of Funds, L.P., and Sapphire Ventures Fund II, L.P.

(ttt) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); and (iii) registered Copyrights and applications for Copyright registration.

(uuu) “Release” means any release, spill, emission, discharge, leaking, pumping, pouring, escaping, emptying, discharging, injection, deposit, disposal, dispersal, leaching or migration into or through the environment.

(vvv) “Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.5(f) and Section 6.5(g).

(www) “Representatives” means, with respect to any Person, such Person’s Affiliates, and its and their respective directors, managers, controlling persons, officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other advisors and representatives.

(xxx) “Sanctioned Country” means any country or region that is the subject of comprehensive, territorial Sanctions (currently Cuba, Iran, North Korea, and the Crimea, Donetsk People’s Republic, Luhansk People’s Republic, Kherson, and Zaporizhzhia regions of Ukraine).

(yyy) “Sanctioned Person” means any Person that is, or is owned or controlled by one or more persons that are: (i) the subject or target of any Sanctions; or (ii) located, organized, or resident in a Sanctioned Country.

(zzz) “Sanctions” means economic or trade sanctions administered or enforced by the United States Government, including the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury (“HMT”), Australia, or other relevant sanctions authority.

(aaaa) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(bbbb) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(cccc) “Securities Act” means the Securities Act of 1933.

(dddd) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors, managers or trustees, or other Persons performing similar functions or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned or controlled by such first Person.

(eeee) “Superior Proposal” means any Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) would be more favorable from a financial point of view to the Company Stockholders than the Merger (taking into account any terms and conditions of such Acquisition Proposal and all legal, regulatory and financing aspects (including certainty of closing) of such Acquisition Proposal and the Person making the Acquisition Proposal that the Company Board (or a committee thereof) considers relevant). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(ffff) “Tax” means any and all U.S. or non-U.S., federal, state, or local taxes, charges, fees, levies, imposts, duties and governmental fees or other like assessments or charges that are in the nature of a tax, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings, profits, or financial accounting profits), capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, goods and services taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, excise taxes, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, ad valorem taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, and customs duties, in each case whether disputed or not, and such term shall include any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments.

(gggg) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(hhhh) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors, members, managers, partners or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, as well as any pre-litigation demands for the inspection of books and records made pursuant to 8 Del. C. § 220, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among some or all of the Parties related to this Agreement or in connection with, arising from or otherwise relating to the Financing Letters.

(iiii) “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(jjjj) “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988.

(kkkk) “Willful and Material Breach” means a material breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

(llll) “Vista Stockholders” means, collectively, (i) VEPF VI Holdings, L.P., (ii) VEPF VI-A Holdings, L.P. and (iii) VEPF VI FAF Holdings, L.P.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Acquisition Proposal Notice Period	5.3(d)(ii)(2)(A)
Agreement	Preamble
Alternate Debt Financing	6.4(d)
Alternative Acquisition Agreement	5.3(a)
Business Intellectual Property	3.17(b)
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Group	3.19(a)
Company Related Parties	8.3(e)(ii)
Company SEC Documents	Article III
Company Securities	3.7(c)
Computer Systems	3.17(i)
Continuation Period	6.10(a)
Converted Cash Award	2.8(b)(ii)
Copyrights	Definition of Intellectual Property
D&O Insurance	6.9(c)
Debt Commitment Letters	4.11(a)
Debt Financing	4.11(a)

DGCL	Recital A
Dissenting Company Shares	2.7(c)
DTC	2.9(d)
Effective Time	2.2
Electronic Delivery	9.14
Enforceability Exceptions	3.2
Equity Commitment Letter	4.11(a)
Equity Financing	4.11(a)
FCPA	3.25
Fee Letter	4.11(a)
Final Exercise Date	2.8(e)
Financing	4.11(a)
Financing Letters	4.11(a)
Foreign Benefit Plan	3.20(i)
Grant Date	3.7(b)
HMT	Definition of Sanctions
Indemnified Person(s)	6.9(a)
Information Statement	6.3(b)(i)
Interim Period	5.1
Intervening Event Notice Period	5.3(d)(i)(1)(A)
In-the-Money Options	2.8(a)(i)
Lease	3.15
Leased Real Property	3.15
Limited Guarantee	Recital C
Marks	Definition of Intellectual Property
Maximum Annual Premium	6.9(c)
Merger	Recital A
Merger Sub	Preamble
New Debt Commitment Letters	6.4(d)
New Plan	6.10(b)
OFAC	Definition of Sanctions
Old Plans	6.10(b)
Order	3.23(b)
Other Indemnified Persons	6.9(e)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Parent Related Parties	8.3(e)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	Definition of Intellectual Property
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Payoff Letter	6.5(c)(i)
Per Share Price	2.7(a)(ii)
Replacement Company MSU Award	2.8(c)(ii)

Software	Definition of Intellectual Property
Stockholder Consent	3.4
Sublease	3.15
Support Agreement	Recital E
Surviving Corporation	2.1
Termination Date	8.1(c)
Top Customers	3.14(a)
Top Partners	3.14(b)
Top Suppliers	3.14(c)
Trade Secrets	Definition of Intellectual Property
Uncertificated Shares	2.9(c)
Underwater Options	2.8(a)(ii)
Unvested Company RSU	2.8(b)(ii)
Vested Company Option Consideration	2.8(a)(i)
Vested Company RSUs	2.8(b)(i)
Vested Equity Award Consideration	2.8(b)(i)
Vested Equity Award Holders	2.8(d)
Vested RSU Consideration	2.8(b)(i)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection of this Agreement in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “hereunder,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time.

(k) All accounting terms used herein will be interpreted in accordance with GAAP unless expressly stated otherwise.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room titled “Project Igloo” managed by the Company at www.dfsvenue.com; or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case prior to the execution and delivery of this Agreement.

(p) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later date or time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger (the “Closing”) will take place at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing); provided, that in no event shall the Closing occur prior to November 23, 2025 without the prior written consent of Parent; or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time and by virtue of the Merger, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.9(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.9(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.001 per share of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $10.30, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock, (B) held by any Subsidiary of the Company or (C) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.7(b) shall be construed to permit the Company or any Subsidiary thereof to take any action which is otherwise prohibited by the terms of this Agreement.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by a holder of such share of Company Common Stock who has not voted in favor of the adoption of this Agreement and who has properly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL with respect to any such Company Common Stock (collectively, the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights with respect to any Dissenting Company Shares, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the first sentence of this Section 2.7(c). The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of Company Common Stock, and for withdrawals of any such demands and any other instruments serviced pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. For purposes of this Section 2.7(c), “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of the Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8 Treatment of Equity Awards; ESPP.

(a) Company Options.

(i) In-the-Money Company Options. At the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time, including those issued under Company’s Amended and Restated 2018 Non-Qualified Stock Option Plan and subject to performance-based vesting conditions, but excluding any Underwater Options (as defined below) (the “In-the-Money Options”), will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (1) the total number of shares of Company Common Stock subject to such In-the-Money Option as of immediately prior to the Effective Time and (2) the excess, if any, of the Per Share Price over the exercise price per share of Company Common Stock of such In-the-Money Option (the “Vested Company Option Consideration”).

(ii) Out-of-the-Money Company Options. At the Effective Time, each Company Option that has an exercise price per share of Company Common Stock as of immediately prior to the Effective Time that is greater than or equal to the Per Share Price (the “Underwater Options”), shall, in each case, be cancelled for no consideration.

(b) Company RSUs.

(i) Vested Company RSUs. Each Company RSU that is outstanding and vested as of immediately prior to the Effective Time, or that vests in accordance with its terms as a result of the consummation of the Transactions (the “Vested Company RSUs”) shall be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration,” and together with the Vested Company Option Consideration, the “Vested Equity Award Consideration”).

(ii) Unvested Company RSUs. Each Company RSU that is outstanding as of immediately prior to the Effective Time and that is not a Vested Company RSU (or that does not become a Vested Company RSU in accordance with its terms as a result of the consummation of the Transactions) (an “Unvested Company RSU”) shall be cancelled and converted into a contingent right to receive an amount in cash (each, a “Converted Cash Award”) equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time. Except as otherwise provided in this Section 2.8(b)(ii), each such Converted Cash Award assumed and converted pursuant to this Section 2.8(b)(ii) will continue to have, and will be subject to, the same and terms and conditions (including vesting conditions, which vesting conditions are set forth on Section 2.8(b)(ii) of the Company Disclosure Letter) as applied to the corresponding Unvested Company RSUs immediately prior to the Effective Time, except (A) for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent, and (B) that the Surviving Corporation shall pay any portion of such Converted Cash Award that vests to the applicable holder thereof, less any applicable withholding Taxes, no later than the first (1st) regularly scheduled payroll date following the first day of the month following the date on which such portion vests.

(c) Company MSUs.

(i) Converted Cash Awards. At the Effective Time, fifty percent (50%) of all Company MSUs outstanding as of immediately prior to the Effective Time (with such fifty percent (50%) portion determined on a tranche-by-tranche basis across all vesting tranches of such Company MSUs) will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into a Converted Cash Award with respect to an amount in cash equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Company MSU as of immediately prior to the Effective Time (with the payout factor applicable to such Company MSU determined based on the Per Share Price). Except as otherwise provided in this Section 2.8(c)(i), each such Converted Cash Award assumed and converted pursuant to this Section 2.8(c)(i) will continue to have, and will be subject to, the same and terms and conditions (including with respect to service-based vesting conditions and double-trigger vesting conditions, in each case, as set forth on Section 2.8(c)(i) of the Company Disclosure Letter, but excluding any performance-based vesting conditions) as applied to the corresponding Company MSUs immediately prior to the Effective Time, except (A) for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent, and (B) that the Surviving Corporation shall pay any portion of such Converted Cash Award that vests to the applicable holder thereof, less any applicable withholding Taxes, no later than the first (1st) regularly scheduled payroll date following the first day of the month following the date on which such portion vests.

(ii) Replacement Company MSU Award. At the Effective Time, fifty percent (50%) of all Company MSUs outstanding as of immediately prior to the Effective Time (with such fifty percent (50%) portion determined on a tranche-by-tranche basis across all vesting tranches of such Company MSUs) will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted, subject to the terms of Section 2.8(c)(ii) of the Company Disclosure Letter, into a restricted limited partnership unit award with respect to the common equity in an indirect parent entity of Parent that is the ultimate parent entity of Parent formed to effectuate the Transactions (the “Replacement Company MSU Award”), with the number of units covered by such Replacement Company MSU Award to be equal to the quotient of (A) the product of (1) the Per Share Price and (2) the total number of shares of Company Common Stock subject to such Company MSU as of immediately prior to the Effective Time (with the payout factor applicable to such Company MSU determined based on the Per Share Price), and (B) the fair market value of such unit as of the Effective Time (based on the same price per unit paid to acquire equity in such entity in connection with the transactions contemplated by this Agreement). The Replacement Company MSU Award will, subject to the holder’s continued service with Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect entity of Parent through the applicable vesting dates which vesting dates are set forth on Section 2.8(c)(ii) of the Company Disclosure Letter, vest and be settled at the same time the Company MSUs for which such Replacement Company MSU Award was exchanged would have vested and been settled pursuant to its terms. All Replacement Company MSU Awards shall otherwise have the same terms and conditions (including with respect to service-based vesting conditions and double-trigger vesting conditions as in effect as of the date of this Agreement, but excluding any performance-based vesting conditions) as applied to the Company MSUs for which they were exchanged, except for terms rendered inoperative by reason of the Transactions and such other administrative or ministerial changes determined by Parent; provided, however, that, upon settlement of such Replacement Company MSU Award, the holder thereof shall be permitted, in lieu of paying any Taxes that are required to be withheld from such holder in connection with such settlement in cash, to require Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect parent entity of Parent, as applicable, to withhold a number of units otherwise issuable upon such settlement having a fair market value (as determined in good faith by Parent) equal to such required applicable withholding Taxes.

(d) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Vested Equity Award Consideration owed to all holders of In-the-Money Options and Vested Company RSUs (collectively, the “Vested Equity Award Holders”); provided, that, if elected by Parent and communicated to the Company in writing at least two (2) Business Days prior to the Closing Date, and only to the extent that the Company has available sufficient excess cash balances, the Company shall set aside such portion of the available cash balances of the Company and its Subsidiaries as of the Closing as is directed by Parent for purposes of funding all or any portion of the Vested Equity Award Consideration, and the foregoing obligation of Parent to make such deposit with the Company shall be reduced (not below zero) by the amount of such cash balances of the Company and its Subsidiaries that are so set aside by the Company; provided further, that notwithstanding the foregoing, nothing in this Section 2.8(d) shall relieve, in any respect, Parent’s obligation to fund the entirety of the Closing Consideration at Closing. As promptly as reasonably practicable, but in any event no later than seven (7) Business Days, after the Closing Date, the Vested Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of In-the-Money Options and Vested Company RSUs that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12.

(e) ESPP. As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in an Offering (as defined in the ESPP) or a purchase period in progress on the date hereof will not be permitted to (A) increase his or her payroll contributions rate pursuant to the ESPP from the rate in effect as of the date hereof or (B) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required under applicable Law; (ii) no individual who is not participating in the ESPP with respect to any current Offering as of the date hereof shall be allowed to commence participation in the ESPP following the date hereof; (iii) the final exercise date for such Offering shall be the earlier of the regularly scheduled final exercise date for such Offering and a date that is no later than seven (7) calendar days prior to the Effective Time (the “Final Exercise Date”); (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date; (v) no further Offering or purchase period will commence pursuant to the ESPP after the date hereof; and (vi) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. Each share of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Per Share Price in accordance with the terms and conditions of this Agreement.

(f) Prior to the Closing, the Company shall adopt such resolutions and take all such other actions as are necessary to, upon the Closing, give effect to the transactions contemplated by this Section 2.8, including to provide that the Company Stock Plans and the ESPP will terminate as of the Effective Time and awards thereunder will be cancelled and, to the extent applicable, converted, in accordance with the terms of this Section 2.8.

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock (and for the avoidance of doubt, other than Owned Company Shares or Dissenting Company Shares) pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7 (the “Closing Consideration”); provided that, subject to their compliance with the procedures set forth in the following subsections (c)-(e) of this Section 2.9 (to the extent applicable), any of the Vista Stockholders may elect for Parent to pay (or cause to be paid) the aggregate consideration to which such Vista Stockholders become entitled in respect of such Vista Stockholders’ shares of Company Common Stock pursuant to Section 2.7 by wire transfer of immediately available funds to an account or accounts designated in writing by such Vista Stockholders; provided further, that, if elected by Parent and communicated to the Company in writing at least two (2) Business Days prior to the Closing Date, the Company shall arrange to deposit with the Payment Agent at Closing a portion of the available cash balances of the Company and its Subsidiaries as of the Closing as is directed by Parent, and the foregoing obligation of Parent to deposit the Closing Consideration with the Payment Agent shall be reduced (not below zero) by the amount of such cash balances of the Company and its Subsidiaries that are so directed to be deposited with the Payment Agent by Parent; provided further, that notwithstanding the foregoing, nothing in this Section 2.9(b) shall relieve, in any respect, Parent’s obligation to fund the entirety of the Closing Consideration at Closing. Until disbursed in accordance with the terms and conditions of this Agreement, cash deposited with the Payment Agent shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares or Dissenting Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7. For the avoidance of doubt, no dividends or other distributions with respect to capital stock of the Surviving Corporation with a date on or after the Effective Time will be paid to the holder of any unsurrendered Certificate or Uncertificated Shares.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfer of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock (other than Owned Company Shares or Dissenting Company Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or similar Law), as general unsecured creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(g) No Liability. Subject to applicable Law, and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Options, Company RSUs and Company MSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of applicable Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after December 31, 2023 and at least one Business Day prior to the date of this Agreement (so long as such documents are publicly available via the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system) (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments or (iii) elsewhere in the Company SEC Documents to the extent such disclosures are cautionary or predictive in nature); provided, that (x) any matter disclosed in any Company SEC Documents will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent it is reasonably apparent on the face of such disclosure in such Company SEC Document that it is applicable to such section of the Company Disclosure Letter and (y) nothing disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.7, Section 3.8, Section 3.12(b) or Section 3.25; or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of its Organizational Documents, as amended, which are in full force and effect. The Company is not in violation in any material respect of any provisions of its Organizational Documents.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Stockholder Consent, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has unanimously (i) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and declared advisable this Agreement, the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, except as permitted by Section 5.3 hereof.

(b) Fairness Opinion. The Company Board has received a written opinion (or oral opinion to be confirmed in writing) from Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Price to be received by holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders (other than Parent, Merger Sub and their respective affiliates). Promptly following the execution and delivery of this Agreement, the Company shall furnish to Parent a true and complete copy of such opinion solely for informational purposes.

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger. No other stockholder rights plan, “poison pill,” anti-takeover provision or other similar device is in effect to which the Company is a party or, to the Knowledge of the Company, is otherwise bound.

3.4 Stockholder Consent. The written consent in the form set forth in Exhibit A attached hereto (the “Stockholder Consent”) duly executed by the Principal Stockholders is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law or the Organizational Documents to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, require any consent or notification to any Person under, result in the termination or cancellation of, accelerate the performance required by, or result in a right of payment, termination or acceleration of any right or obligation pursuant to any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of their rights, assets or properties are bound; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Stockholder Consent, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any Liens (other than Permitted Liens or Liens pursuant to applicable securities Laws) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, payments, terminations, accelerations, cancellations, or Liens that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company or any of its Subsidiaries in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Information Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of Nasdaq; (iv) compliance with any applicable requirements of the HSR Act and the other Antitrust Laws set forth on Section 3.6(iv) of the Company Disclosure Letter; (v) the filing of any foreign direct investment filings required under applicable Law and set forth on Section 3.6(v) of the Company Disclosure Letter and obtaining approval with respect thereto; and (vi) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock; and (ii) 50,000,000 shares of Company Preferred Stock. As of 5:00 p.m., New York City time, on September 22, 2025 (such time and date, the “Capitalization Date”), (A) 166,863,690 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; and (C) no shares of Company Common Stock (all of which are Company Common Stock) were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of, and are not subject to, any preemptive rights, rights of first refusal or any similar rights.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 67,022,910 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 4,372,948 shares of Company Common Stock; (ii) 12,784,012 shares of Company Common Stock subject to outstanding Company RSUs; (iii) 3,692,394 shares of Company Common Stock subject to outstanding Company MSUs (assuming the applicable payout factor is 1.0). The Company has delivered or made available to Parent copies of the Company Stock Plans and the forms of award agreement under each Company Stock Plan, as applicable, evidencing the Company Options, Company RSUs and Company MSUs. Section 3.7(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all outstanding awards of Company Options, Company RSUs and Company MSUs, indicating for each (as applicable): (A) the name of the holder thereof, (B) the type of award, (C) the date of grant, (D) the expiration date, (E) the exercise price, (F) the Company Stock Plan pursuant to which such award was granted, (G) the number of shares of Company Common Stock subject thereto, (H) the applicable vesting schedule (and the terms of any acceleration rights thereof), and (I) the holder’s country or state of residence. With respect to each grant of Company Options, Company RSUs and Company MSUs: (1) each such grant was duly authorized no later than the date on which such grant was by its terms effective (the “Grant Date”) by all necessary corporate action; and (2) each such grant was made in compliance in all material respects with all applicable Laws (including all federal, state and local securities Laws) and all of the terms and conditions of the applicable Company Stock Plan, and each Company Option has a per share exercise price that is equal to or greater than the fair market value of the underlying share of Company Common Stock on the applicable Grant Date. Section 3.7(b)(2) of the Company Disclosure Letter sets forth each Company Service Provider with a Contract, Employee Plan or other type of letter or agreement that contemplates a grant of, or a right to purchase or receive equity awards with respect to, the Company Common Stock or other equity of the Company or any of its Subsidiaries or Affiliates, that has not been issued or granted as of the date of this Agreement, together with the number of such equity awards or other equity securities and any promised terms thereof.

(c) Company Securities. Except as set forth in Sections 3.7(a) and (b), and except for any Company Securities issued or granted prior to the Closing in compliance with Section 5.2(c), there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company to (A) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity or voting interests in the Company or securities convertible into or exchangeable for such shares or equity or voting interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(d) Other Rights. There are no (i) voting trusts, equityholder arrangements, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries, (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) other than the Credit Agreement restricting the payment of any dividend or distribution of any Company Securities, or (D) requiring the Company or any of its Subsidiaries to make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person other than a Subsidiary of the Company or make any payment based on the price or value of any equity interests of the Company. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company on any matter.

3.8 Subsidiaries.

(a) Section 3.8(a) of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company, together with the jurisdiction of each Subsidiary and the ownership of equity interests of each Subsidiary. Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate power (or equivalent thereof) and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties, rights and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its assets and properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the issued and outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or similar rights, purchase option, call rights, rights of first refusal or other similar rights of any Person. The Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of, or other equity or voting interest in, each direct or indirect Subsidiary of the Company, free and clear of any Liens (other than Permitted Liens and restrictions arising under applicable securities Laws) or limitations on voting rights. The Company does not own, directly or indirectly, any capital stock or other equity or voting interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity or voting interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

(c) Except as set forth in Sections 3.8(a) and (b), there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the to (A) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity or voting interests in any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity or voting interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, any Subsidiary of the Company; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the any Subsidiary of Company.

3.9 Company SEC Documents. Since December 31, 2022 and through the date of this Agreement, the Company has filed or furnished, as applicable, on a timely basis, all forms, reports and documents with the SEC that have been required to be filed or furnished by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document (i) complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act, the Exchange Act, or the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder applicable to Company SEC Documents, as the case may be, each as in effect on the date that such Company SEC Document was filed and (ii) as of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, however, in each case of the foregoing clauses (i) and (ii), that no representation is made as to the accuracy of any financial projections or forward-looking statements filed or furnished. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or ongoing SEC investigation. None of the Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may otherwise be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of statements of operations and comprehensive loss, cash flows and stockholders’ equity for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments which are not material, individually or in the aggregate). Except as described in the Company SEC Documents, (i) neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) and (ii) there are no unconsolidated Subsidiaries of the Company within the meaning of. GAAP.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed and maintained to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. The Company’s internal controls over financial reporting are reasonably designed and maintained to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. The Company is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes Oxley Act to the extent applicable to the Company.

(c) Since December 31, 2022, the Company is in compliance in all material respects with the applicable listing and corporate governance rules of Nasdaq and has not received any written notice from Nasdaq asserting any non-compliance with such rules and regulations.

(d) Since December 31, 2022, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of any (i) material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the system of internal control over financial reporting utilized by the Company and (ii) any fraud that that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or in connection with the Transactions or in connection with obligations under existing Contracts entered into in the ordinary course of business (none of which results from or was caused by a breach of such Contract) or applicable Law; (c) incurred in the ordinary course of business; or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since June 30, 2025 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business and neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would require Parent’s consent under Section 5.2(a), (b), (f), (i), (j), (k), (m), (n), and (o) or (r) solely with respect to the foregoing clauses.

(b) Since June 30, 2025 through the date of this Agreement, there has not been any change, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party.

(b) Validity. Other than as set forth on Section 3.13(b) of the Company Disclosure Letter, the Company has made available to Parent correct and complete copies of each Material Contract in effect as of the date of this Agreement, including all amendments thereto. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or the applicable Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each of the other parties thereto, and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to, or permit any other party to terminate, any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, any Material Contract with such party.

3.14 Customers, Partners and Suppliers.

(a) Section 3.14(a) of the Company Disclosure Letter lists, with respect to the 12-month period ended June 30, 2025, the ten (10) largest customers (by dollar volume) of the Company and its Subsidiaries during such period (showing the dollar volume for each) (collectively, the “Top Customers”).

(b) Section 3.14(b) of the Company Disclosure Letter lists, with respect to the 12-month period ended June 30, 2025, the ten (10) largest Partners (by dollar volume) of the Company and its Subsidiaries during such period (showing the dollar volume for each) (collectively, the “Top Partners”).

(c) Section 3.14(c) of the Company Disclosure Letter lists, with respect to the 12-month period ended June 30, 2025, the ten (10) largest suppliers (by dollar volume) of the Company and its Subsidiaries during such period (showing the dollar volume for each) (collectively, the “Top Suppliers”).

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Letter, no Top Customer, Top Partner or Top Supplier has terminated or cancelled, or has significantly modified the volume or amount of, or pricing of, its business with the Company or its Subsidiaries or the types of services or products or margin on products or services, or has indicated in writing any intent to do any of the foregoing.

(e) The Company is not and has not in the past five (5) years been engaged in any material dispute with any Top Customer, Top Partner or Top Supplier.

3.15 Real Property. The Company and its Subsidiaries do not own any real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have a good and valid leasehold interest in all real property leased, licensed, subleased or otherwise used by the Company and its Subsidiaries (the “Leased Real Property”), free and clear of all Liens (except for Permitted Liens); (b) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to the Leased Real Property, is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (c) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods. Section 3.15 of the Company Disclosure Letter sets forth a true and complete list of all (i) Leased Real Property with an aggregate annual rent of $500,000 or greater and (ii) all agreements pursuant to which the Company or any of its Subsidiaries has granted rights to any other Person to sublease, use, occupy or purchase any Leased Real Property or any portion thereof or interest therein (each a “Sublease”). Since December 31, 2022, the Company has not received written notice of any threatened condemnation proceeding with respect to any of the Leased Real Property. The Company has made available to Parent true and complete copies of each Lease and Sublease.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries is, and since December 31, 2022 has been, in compliance in all respects with all applicable Environmental Laws (which compliance includes holding, maintaining and complying in all respects with all permits that are required under applicable Environmental Laws for the operation of the business as currently conducted).

(b) Neither the Company nor any of its Subsidiaries has received, since December 31, 2022 to the date of this Agreement, any written notice of material violation of, or material liability arising under, any Environmental Law, the substance of which has not been resolved.

(c) No Legal Proceeding is, pending or, to the Knowledge of the Company as of the date of this Agreement threatened, against the Company or any of its Subsidiaries alleging a material violation by, or material liability under any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has Released any Hazardous Substances produced by, or resulting from its operations, at, on, under, in, to or from any Leased Real Property or, to the Knowledge of the Company, any other site, except in accordance in all material respects with applicable Environmental Laws or in a manner that would not reasonably be expected to result in a material liability of the Company or any of its Subsidiaries under Environmental Laws.

(e) Hazardous Substances are not present at, on, in or under the Leased Real Property, in a condition or under circumstances that would reasonably be expected to result in material liability of the Company or any of its Subsidiaries under Environmental Laws.

3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of all (i) Company Registered Intellectual Property, and (ii) material Proprietary Software, listing for each such item or Company Registered Intellectual Property, as applicable, (A) the name of the applicant or registrant and current owner; (B) date of application, registration or issuance; (C) the jurisdiction where the application, issuance or registration is located; and (D) the application, issuance or registration number. The Company Registered Intellectual Property are subsisting, valid and, to the Knowledge of the Company, enforceable. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to the Company Registered Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, exclusively owns all right, title and interest in and to the Company Intellectual Property and possesses valid and enforceable licenses or other valid right to use all other Intellectual Property used, held for use or necessary to the operation of the respective businesses as currently conducted of the Company and its Subsidiaries (the “Business Intellectual Property”), in each case, free and clear of all Liens (other than Permitted Liens).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries alleging infringement, misappropriation, dilution or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, use, scope, validity or enforceability of any Company Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries has not, in the past six (6) years, infringed, misappropriated, diluted or otherwise violated, and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any other Person and, (ii) as of the date of this Agreement, no Person is infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect and maintain the secrecy and confidentiality of all Trade Secrets and other confidential information of the Company and its Subsidiaries and, to the extent contractually obligated, the Licensed Intellectual Property, including entering into appropriate confidentiality agreements with all Persons who would reasonably be expected to have access to such confidential information and Trade Secrets, (ii) each current or former employee, founder, consultant or contractor of the Company or any of its Subsidiaries that has been involved in the creation, invention or development of material Intellectual Property for or on behalf of such Company or Subsidiary thereof, has executed and delivered written Contracts with such Company or Subsidiary thereof that presently assign to such Company or Subsidiary thereof all such Intellectual Property to such Company or Subsidiary thereof, except to the extent such Intellectual Property is owned by such Company or Subsidiary thereof as a matter of Law, and (iii) no (A) funding facilities or personnel of any Governmental Authority, or (B) funding, facilities or personnel of a university, college, or other educational institution was used in the development of any Company Intellectual Property.

(f) Neither the Company nor any of its Subsidiaries is a party to any agreement (i) requiring the deposit of any material proprietary source code with an escrow agent or escrow service, (ii) requiring the sharing or disclosure of any material proprietary source code with any Person, or (iii) granting to any Person a license, option or right with respect to any material proprietary source code, in each case, to any Person who was not, as of the time thereof, an employee or contractor of the Company or its Subsidiary and subject to standard confidentiality obligations.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Proprietary Software that is licensed or made available by the business of the Company and its Subsidiaries to any Person uses, incorporates or is based upon any Open Source Software that: (i) conditions the use or distribution of any such material Proprietary Software on the disclosure of any source code for any portion of such Proprietary Software; (ii) conditions the use or distribution of such Proprietary Software on the granting to any Person of (A) the right to make derivative works or other modifications to such Proprietary Software or portions thereof (other than such portions that are the Open Source Software themselves) or (B) a license under such Proprietary Software or any rights or immunities under any Company Intellectual Property; (iii) conditions the use or distribution of such material Proprietary Software on such Proprietary Software being made subject to the terms and conditions of any Open Source Software license; (iv) requires such Proprietary Software to be made available to any Person; or (v) otherwise imposes an obligation on the Company or any of its Subsidiaries to distribute any such Proprietary Software on a royalty-free basis. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and have been in material compliance with the terms and conditions of all licenses for such Open Source Software.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries have included any Trade Secrets or confidential information of the Company or any of its Subsidiaries or any third person in any prompts or inputs into any Generative AI Tools, except in cases where the applicable owner of such Generative AI Tools has agreed (A) to keep such information, prompts, and services confidential and not to use it for any purpose other than providing the applicable Generative AI Tool to the Company or one of its Subsidiaries, as applicable, and (B) not to use such information, prompts or services to train the machine learning or algorithm of such tools or improve the services related to such tools, and (ii) neither the Company nor any of its Subsidiaries have used Generative AI Tools to develop any Intellectual Property for which the ownership of such Intellectual Property by the Company or any of its Subsidiaries would reasonably be expected to be material to the Company or any of its Subsidiaries.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Software, computer hardware, storage media, servers, databases, switches, networks, interfaces, and similar equipment or systems owned, leased or licensed by, or used in the business of, the Company and its Subsidiaries (collectively, “Computer Systems”) are sufficient in all material respects for the Company and its Subsidiaries’ current needs in the operation of its business as presently conducted, and since December 31, 2022, there have been no failures, crashes, security breaches or other adverse events affecting the Computer Systems that have caused a material disruption to the business of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have taken commercially reasonable actions to protect the integrity and security of the Computer Systems and the information stored therein, processed thereon or transmitted therefrom from unauthorized use, access, or modification by third parties, and there has been no such unauthorized use, access or modification. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Computer Systems (including the Proprietary Software) are free of all (x) viruses, worms, Trojan horses and software routines or information technology designed to permit unauthorized access or to disable, erase or otherwise harm software, information technology or data, (y) back door, time bomb, drop dead device or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than the user of the program and (z) other malicious code that is intended to disrupt or disable the software or any information technology used in connection therewith. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company possesses sufficient seat licenses for the Computer Systems.

3.18 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries materially comply with, and have, since December 31, 2022, materially complied with, all Data Protection Requirements.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries established and maintain, and have maintained since December 31, 2022, physical, technical, and administrative security measures and policies, compliant with applicable Data Protection Requirements, that are designed to (i) identify internal and organizational risks to the confidentiality, integrity, security, and availability of Personal Data and Computer Systems taking into account the sensitivity of data or systems; (ii) protect the confidentiality, integrity, security, and availability of the Company’s and its subsidiaries’ software, systems, and websites that are involved in the collection and/or processing of Personal Data; and (iii) protect Personal Data in the Company’s and its subsidiaries’ possession and/or control from unauthorized use, access, disclosure, modification, and destruction.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, since December 31, 2022, has experienced any security breaches of its Computer Systems, or unauthorized access, use, modification, loss, or disclosure of Personal Data that would require notification of individuals, other affected parties, law enforcement, or any Governmental Authority.

(d) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any subpoenas, demands, or other written notices from any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Law and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority for any actual or potential violation of any Data Protection Law. To the Knowledge of the Company, no notice, complaint, claim, inquiry, audit, enforcement action, proceeding, or litigation of any kind has been served on, or initiated against the Company or any of its Subsidiaries by any party or Governmental Authority under any Data Protection Laws.

(e) To the Knowledge of the Company, the execution, delivery, and performance of this Agreement shall not cause, constitute, or result in a material breach or violation of any Data Protection Requirement.

3.19 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries (the “Company Group”) have timely filed (taking into account valid extensions) all Tax Returns required to be filed by it. All such Tax Returns were, at the time of filing, true and complete in all respects. Each member of the Company Group has paid, or caused to be paid, in full on a timely basis all income and other Taxes required to be paid by, it.

(ii) No Liens for Taxes exist with respect to any assets or properties of the Company Group, except for Permitted Liens, and no written claim has been made by any Governmental Authority that has been received by any member of the Company Group that could give rise to any such Lien.

(iii) There are no proceedings now pending, or to the knowledge of the Company, threatened in writing against the any member of the Company Group with respect to any Tax.

(iv) No member of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired.

(v) No member of the Company Group (A) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement the primary purpose of which is unrelated to Taxes or with respect to any agreement solely between members of the Company Group; or (B) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(vi) No member of the Company Group has engaged in a “reportable transaction” as set forth in Treasury Regulation § 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law). To the Knowledge of the Company, each member of the Company Group has disclosed on its U.S. federal income Tax Returns all positions taken therein which could give rise to a “substantial understatement” of Tax within the meaning of Section 6662(d) of the Code (or any similar provision of state, local or non-U.S. Law).

(vii) No deficiency for any Tax has been asserted or assessed by a Tax authority in writing against any member of the Company Group which deficiency has not been paid, settled or withdrawn.

(viii) Each member of the Company Group has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, equityholder or other third party.

(ix) No member of the Company Group is or has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or any other affiliated, consolidated, combined, unitary, group relief or similar Tax group filing a similar Tax Return, in each case other than a group of which the Company (or another member of the Company Group) was the common parent.

(x) No member of the Company Group has received written notice of any claim made by a Governmental Authority in a jurisdiction where such member of the Company Group does not file a Tax Return that the member of the Company Group is subject to taxation by that jurisdiction. No member of the Company Group is subject to Tax in any country outside the country of its formation by virtue of having a fixed place of business in that jurisdiction.

(xi) No member of the Company Group is a party to, bound by or subject to any (i) closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), which agreement will be binding on any member of the Company Group, after the Closing Date or (ii) private letter ruling of the IRS or comparable ruling of any Tax authority.

(xii) Within the past two (2) years, no member of the Company Group has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(xiii) The Company has not been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(xiv) No member of the Company Group will be required to include any amounts of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of: (i) a change in method of accounting made prior to the Closing, (ii) a closing agreement, advance pricing agreement or other agreement with any Governmental Authority relating to Taxes entered into prior to the Closing, (iii) an installment sale or open transaction disposition entered into on or prior to the Closing and (iv) any prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business.

(xv) Each member of the Company Group has collected all sales and use Taxes and/or has obtained the appropriate exemption certificates to except the collection of any sales Tax that would otherwise be due, and has maintained in all respects all such records and supporting documents in the manner required by all applicable Laws.

(xvi) Each member of the Company Group has complied with all unclaimed property, escheat and similar Law in all respects and has duly and properly turned over, to the extent required by such Law, all properties, credits and other assets to the appropriate Governmental Authority.

(xvii) The Company Group did not avail itself of any programs or incentives related to Taxes that were available under the Coronavirus Aid, Relief and Economic Security Act, 2020.

3.20 Employee Benefits.

(a) Employee Plans. Section 3.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans. With respect to each such Employee Plan that is not a Foreign Benefit Plan, the Company has made available or delivered to Parent current, accurate and complete copies of the following, as applicable: (i) all written plan documents and all material amendments thereto, and all related trust or other funding documents, and a written description of any unwritten material Employee Plan, (ii) any currently effective determination or opinion letter issued by the IRS, (iii) the most recent annual financial statements and actuarial valuation and the most recent Form 5500, (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent compliance tests required to be performed under the Code, and (vi) copies of any material nonroutine correspondence with any Governmental Authority, received within the last three (3) years. With respect to each Foreign Benefit Plan set forth on Section 3.20(a) of the Company Disclosure Letter, the Company has made available to Parent a written description of the material terms of such plan.

(b) Absence of Certain Plans. No Employee Plan is, and none of the Company, nor any of its Subsidiaries maintains, sponsors, participates in, contributes to or is required to contribute to, or has in the past six (6) years maintained, sponsored, participated in, contributed to or been required to contribute to, or has or could reasonably be expected to have any actual or contingent liability (including on account of an ERISA Affiliate) with respect to, any (i) Multiemployer Plan, (ii) “multiple employer plan” (as defined in Sections 4063 or 4064 of ERISA), (iii) plan that is subject to Sections 412, 430 or 4971 of the Code, Section 302 or Title

IV of ERISA or that is a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), including any “single employer” defined benefit plan or any “multiemployer plan,” as each such term is defined in Section 4001 of ERISA or (iv) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). None of the Company nor any of its Subsidiaries has withdrawn at any time within the preceding six (6) years from any Multiemployer Plan or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such withdrawal liability to the Company or any of its Subsidiaries (including on account of an ERISA Affiliate).

(c) Compliance. Each Employee Plan (and each related trust, insurance contract or fund) is now and has been established, maintained, funded, operated and administered, in each case in all material respects, in accordance with its terms and in compliance with all applicable Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code and its related trust has received a currently effective favorable determination letter, or is the subject of a favorable opinion or advisory letter, issued by the U.S. Internal Revenue Service, as to its qualified status under the Code, and there are no existing circumstances and no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan or exempted status of any related trust thereunder or the imposition of any material liability, penalty or Tax under applicable Law. No stock or other securities issued by any of the Company or any of its Affiliates forms or has formed any part of the assets of any Employee Plan that is intended to qualify under Section 401(a) of the Code. Each Employee Plan that is subject to the Affordable Care Act has been established, maintained, and administered in compliance in all material respects with the requirements of the Affordable Care Act, and the Company and its Subsidiaries are and have been at all time in compliance in all material respects with their obligations under the Affordable Care Act and in a manner sufficient to prevent material liability for assessable payments under Section 4980H of the Code. All payments required to be made by the Company or any of its Subsidiaries under, or with respect to, any Employee Plan (including all contributions, distributions, reimbursements, premium payments or intercompany charges) with respect to all prior periods have been timely made or, for any such payments that are not yet due, and, as of the date of the most recent consolidated balance sheet prior to the date hereof, properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in each case, in accordance with the provisions of each of the Employee Plans, applicable Law and GAAP.

(d) Employee Legal Proceedings. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of, relating to or against any Employee Plan, the assets of any trust under any such Employee Plan, or the Company or any of its Subsidiaries, as plan sponsor or plan administrator, or to the Knowledge of the Company, against any fiduciary of any Employee Plan with respect to the operation thereof, other than routine claims for benefits.

(e) Post-Retirement or Termination Welfare. None of the Employee Plans provide, and none of the Company or any of its Subsidiaries has any current or potential obligation to provide, post-termination or post-retirement health, medical, life or other welfare benefits to any Person, except as required by the applicable requirements of Section 601 of ERISA, Section 4980B of the Code or any other similar state or local Law at the sole expense of the Person.

(f) Section 409A. No Employee Plan is or has ever been (and neither the Company nor any of its Subsidiaries have sponsored, maintained or had any obligation with respect to) a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code.

(g) Change in Control Benefits. Neither the execution and delivery of this Agreement or the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Service Provider to any payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any Company Service Provider, (iii) directly or indirectly cause the Company or any of its Subsidiaries to fund or otherwise transfer or set aside any assets to fund any benefits under any Employee Plan or (iv) otherwise give rise to any material liability under any Employee Plan. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of any excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

(h) Section 280G. None of the execution and delivery of this Agreement or the consummation of the Transactions will, either alone or in combination with another event, result in any payment or benefit (whether in cash or property or the vesting of property) by the Company or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) Foreign Plans. All Employee Plans subject to the Laws of any jurisdiction outside of the United States and that primarily covers any Company Service Provider primarily residing or working outside of the United States (each, a “Foreign Benefit Plan”) in all material respects (i) if they are intended to qualify for favorable tax treatment, meet all requirements for such treatment and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to such Foreign Benefit Plan, (ii) if they are intended to be funded and/or book-reserved, are to the extent required funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Authority, is and has been so qualified, approved or registered and nothing has occurred that would reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

3.21 Labor Matters.

(a) Except as set forth on Section 3.21(a) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries are, or since December 31, 2022 have been, party to or, have or have had any duty to bargain for, nor are currently negotiating in connection with entering into any collective bargaining agreement or other Contract with any labor union, works council, or other similar employee or labor organization or representative body representing, purporting to represent or seeking to represent or organize any employees of the

Company or its Subsidiaries, nor, to the Knowledge of the Company, are there or have there been any proceedings of any labor union to organize any employees of the Company or its Subsidiaries, in each case, with regard to their employment with the Company or any of its Subsidiaries. Since December 31, 2022, there have been no, nor are there currently any, strikes, lockouts, slowdowns, or stoppages, nor is any such event pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries. Additionally, (i) there is no unfair labor practice charge or complaint pending before any Governmental Authority relating to the Company or any of its Subsidiaries or any Company Service Provider, and (ii) there are no charges with respect to or relating to the Company or any Subsidiaries pending before any Governmental Authority responsible for the prevention of unlawful employment practices.

(b) The Company and its Subsidiaries are, and have been since December 31, 2022 in compliance in all material respects with all applicable Laws relating to employment or the engagement of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, fair employment practices (including non-discrimination, non-harassment and non-retaliation), compensation, classification of employees and independent contractors, the collection and payment of withholding and/or social security Taxes and immigration.

(c) To the Knowledge of the Company, no current Company Service Provider is bound by any contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any Governmental Authority that would materially interfere with such Company Service Provider’s ability to be employed or engaged by the Company or any of its Subsidiaries. To the Knowledge of the Company, no current Company Service Provider at the level of the Senior Leadership Team as of the date hereof or above intends to terminate his, her or their employment or engagement with the Company or any of its Subsidiaries within the twelve (12)-month period following the Closing and none of the Company or any of its Subsidiaries has a present intention to terminate the employment of any of the foregoing.

(d) During the preceding three (3) years, (i) no allegations of workplace sexual harassment or illegal retaliation or discrimination have been reported to the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Company Service Provider, in each case pursuant to the Company’s internal reporting procedures, except as would not reasonably be expected to result in material liability of the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment or illegal retaliation or discrimination by any director, officer or other managerial employee of the Company or any of its Subsidiaries.

3.22 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and since December 31, 2022 has been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since December 31, 2022 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since December 31, 2022, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

(c) The Company and each of its Subsidiaries, and their respective directors, officers, employees and to the Knowledge of the Company, agents, (i) is not a Sanctioned Person and (ii) has not engaged and is not currently engaging in any business or other dealings with, in, involving or relating to any Sanctioned Countries or Sanctioned Persons, in violation of applicable Sanctions. In the past five (5) years, the Company and each of its Subsidiaries have been in compliance with applicable Sanctions and, since December 31, 2022, with applicable Ex-Im Laws.

3.23 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not reasonably be expected to, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions and other than any Transaction Litigation brought after the date hereof, there are no, and since December 31, 2022 there have been no, Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) No Orders. Except as would not reasonably be expected to, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, neither the Company nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority (an “Order”).

3.24 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of property, life, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that are customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. All such insurance policies (i) are in full force and effect, (ii) all premiums due thereon have been paid in full and (iii) no written notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2022, neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible (a) cancellation or invalidation of any such insurance policy or (b) refusal of any coverage or rejection of any material claim under any such insurance policies.

3.25 Anti-Corruption Compliance. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company and when acting on behalf of the Company or its Subsidiaries, any officer, director or employee of the Company or its Subsidiaries has, since December 31, 2022, taken any action that would cause any of the foregoing to be in material violation of any provision of the United States Foreign Corrupt Practices Act (the “FCPA”), the UK Bribery Act 2010, or any other applicable anticorruption Laws.

3.26 No TID U.S. business. The Company is not a “TID U.S. business” as defined in 31 C.F.R. § 800.248.

3.27 Not a Covered Foreign Person. Neither the Company nor any of its Subsidiaries is currently a “covered foreign person” (as that term is defined by the U.S. Treasury Department under U.S. Executive Order 14105 of August 9, 2023, and as codified at 31 C.F.R. §850.101 et seq) nor does the Company or any of its Subsidiaries have any present intention to engage in the future in any activities that would result in them becoming a covered foreign person.

3.28 Brokers. Except for Jefferies LLC, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions. The Company has made available to Parent a true and complete copy of any engagement letter between the Company or any of its Subsidiaries, on the one hand, and Jefferies LLC or any of its Affiliates, on the other hand, relating to the Transactions.

3.29 Company Information. The information supplied or to be supplied by the Company for inclusion in the Information Statement (including any amendment or supplement thereto) at the time the Information Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the Company Stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein. The Company will use reasonable best efforts to ensure that the Information Statement (and any amendment or supplement thereto) will, on the date it is first filed with the SEC and at the time it is first mailed to the Company Stockholders, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

3.30 Affiliated Party Transactions. Other than pursuant to (i) indemnification obligations in the Organizational Documents of the Company and its Subsidiaries as of the date hereof and made available to Parent, (ii) the D&O Insurance, (iii) the Director Nomination Agreement, (iv) the Registration Rights Agreement, and (v) indemnification, compensation or other employment arrangements in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract or agreement with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act and that is not so disclosed.

3.31 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power (or the equivalent thereof) and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, and the consummation of the Transactions, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder, or the consummation of the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by Parent and Merger Sub, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (iv) the filing of any foreign direct investment filings required under applicable Law and obtaining approval with respect thereto; and (v) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date of this Agreement, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub.

(b) No Orders. Neither Parent nor Merger Sub is subject to any order that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) owns or has owned any shares of Company Common Stock; or (b) is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three (3) years prior to the date of this Agreement.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

4.8 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Parent and Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by the Financing Letters, the Limited Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to adopt this Agreement and consummate the Merger.

4.10 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the Limited Guarantee, duly executed by each Limited Guarantor in favor of the Company. The Limited Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of each Limited Guarantor, enforceable against it in accordance with its terms. As of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of any Limited Guarantor under the Limited Guarantee.

4.11 Financing.

(a) Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement, between Parent and the Limited Guarantors (the “Equity Commitment Letter”) pursuant to which the Limited Guarantors committed, subject to the terms and conditions therein, to invest in Parent, directly or indirectly, the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Equity Financing”); and (ii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent, and the Financing Sources party thereto (including all exhibits, schedules and annexes thereto, as may be amended or modified solely in accordance with the terms hereof, collectively the “Debt Commitment Letters” and, together with the Equity Commitment Letter and the Fee Letters referenced below, the “Financing Letters”) pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding Company Indebtedness) (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, correct and complete copy of the fee letter referenced in the Debt Commitment Letters (which may be redacted with respect to amounts, economic, financial, dollar and ratio terms (including related dates), and “market flex” terms (but in no event any terms including or contemplating conditions to funding the debt financing contemplated by the Debt Commitment Letters)), (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof.

(b) No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified; (ii) no such amendment or modification is contemplated, except potential amendments solely with respect to any “market flex” terms contained in the Fee Letter and potential amendments to add Financing Sources to the Debt Commitment Letters and solely to amend titles, allocations and fee sharing arrangements in connection therewith; and (iii) the aggregate commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no such withdrawal, termination, replacement or rescission is contemplated. There are no other Contracts or side letters to which Parent or any of its respective Affiliates is a party relating to the Financing, other than as expressly set forth in or contemplated by the Financing Letters delivered to the Company on or prior to the date of this Agreement.

(c) Sufficiency of Financing. Assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.2, the Financing is sufficient to (i) consummate the Merger and make the payments contemplated to be provided by Parent pursuant to this Agreement (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); and (ii) pay all related fees and expenses required to be paid by Parent in connection therewith.

(d) Validity. The Financing Letters (in the forms delivered by Parent to the Company) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent, Merger Sub and the other parties thereto, as applicable, enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with their terms, subject to the Enforceability Exceptions. Other than as expressly set forth in the Debt Commitment Letter and Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the funding of the Financing to which the Limited Guarantors, Parent or any of their respective Affiliates is a party. As of the date of this Agreement, Parent has no reason to believe that it or any other party to the Financing Letters will be unable to satisfy any term or condition therein required to be satisfied for the Closing Date. As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.2, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute a default or breach on the part of Parent or, to the knowledge of Parent, on the part of the other parties thereto pursuant to the Financing Letters, (ii) result in the failure of any condition to the Financing; or (iii) otherwise result in any portion of the Financing to be unavailable on the Closing Date. As of the date of this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Financing, whether or not such term or condition is contained in the Financing Letters or (B) the Financing completed by the Financing Letters will not be available to Parent on the Closing Date. Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

4.12 Stockholder and Management Arrangements. As of the date hereof, except as expressly set forth herein (including with respect to the Support Agreement) or as otherwise has been authorized by the Company Board, none of the Limited Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions); or (ii) any Person other than the Limited Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13 Solvency. Assuming that the representation and warranties of the Company set forth in Article III are true and correct in a manner that would satisfy the condition set forth in Section 7.2(a), as of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including a reasonable estimate of the amount of their contingent and other liabilities and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged; and (c) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature.

4.14 Non-Reliance. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements set forth herein. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information (or omissions therefrom) made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.15 Parent and Merger Sub Information. The written information supplied (including via email) or to be supplied by Parent or Merger Sub specifically for inclusion in the Information Statement will not, at the time the Information Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.16 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (A) as contemplated by this Agreement, (B) as set forth in Section 5.1 of the Company Disclosure Letter, (C) as required by applicable Law, or (D) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course of business, and (ii) preserve intact in all material respects its business organization, properties, rights and assets and relationships and goodwill with its key employees, material customers, suppliers, landlords, Governmental Authorities and other Persons having material business relationships with the Company or its Subsidiaries; provided that no failure by the Company or its Subsidiaries to take any action due to it being restricted by Section 5.2 shall be deemed a breach of this sentence unless such action or omission would constitute a breach of such relevant provision of Section 5.2):

5.2 Forbearance Covenants. Except (A) as expressly contemplated by this Agreement, (B) as set forth in Section 5.2 of the Company Disclosure Letter, (C) as required by applicable Law, or (D) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a) amend, repeal, or otherwise modify any provision of the Organizational Documents of the Company or any of its Subsidiaries, except for immaterial amendments that are ministerial in nature;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) as set forth on Section 3.7(c) of the Company Disclosure Letter, or (ii) upon the vesting, exercise or settlement of, Company Options, Company RSUs or Company MSUs outstanding on the date of this Agreement and pursuant to their terms as in effect on the date of this Agreement or granted thereafter in accordance with the terms hereof;

(d) except for transactions solely among the Company and its Subsidiaries or solely among the Subsidiaries of the Company, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options that are outstanding as of the date of this Agreement to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options or the vesting and settlement of Company RSUs, in each case, that are outstanding as of the date of this Agreement or granted thereafter in accordance with the terms hereof and

(iii) the acquisition by the Company of Company Options, Company RSUs, or Company MSUs that are outstanding as of the date of this Agreement or granted thereafter in accordance with the terms hereof in connection with the forfeiture of such awards, in each case, in accordance with their respective terms (provided, that in the case of this clause (iii), no consideration is paid to the holder of such awards in connection with such forfeiture);

(e) (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for cash dividends or distributions paid by any wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company, solely to the extent in the ordinary course of business, or (ii) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money, except (i) revolving borrowings under the Company’s credit facilities as in effect on the date hereof in a manner consistent with past practices, (ii) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (iii) performance bonds and surety bonds entered into in the ordinary course of business and (iv) any Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(g) grant or permit to exist, any Lien (other than Permitted Liens) on any material assets or properties of the Company and its Subsidiaries;

(h) other than as required by any Employee Plan set forth on the Company Disclosure Letter or as explicitly contemplated hereunder: (i) other than in connection with ordinary course renewals of group health and welfare plans that are made in the ordinary course of business and do not materially increase the cost to the Company and its Subsidiaries, enter into, establish, adopt, amend or modify, or terminate any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence as of the date of this Agreement); (ii) grant, amend or terminate any awards under the Employee Plans; (iii) accelerate the vesting under any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence as of the date of this Agreement); (iv) increase the compensation or employee benefits of any Company Service Provider; (v) terminate without “cause” (as determined consistent with past practice) any Company Service Provider, other than terminations in the ordinary course of business consistent with past practice of Company Service Providers below the level of Senior Vice President; (vi) hire or engage any Company Service Provider, other than new hires made in the ordinary course of business consistent with past practice of Company Service Providers who are employed at a level below Senior Vice President; (vii) make or forgive any loan to any Company Service Provider (other than advancement of expense in the ordinary course of business consistent with past practices); (viii) recognize or certify any labor union, works council, bargaining representative or any other similar organization as the bargaining representative for any employee of the Company or its Subsidiaries, or otherwise enter into any collective bargaining agreement or other similar agreement (or enter into negotiations relating thereto); (ix) implement or announce any mass employee layoffs, furloughs, reductions in force, or similar actions, in each case, that would trigger notice requirements under WARN or any similar applicable Law, or otherwise effectuate a “plant closing” or “mass layoff” as defined by WARN; or (x) affirmatively waive or release any noncompetition, nonsolicitation, nondisclosure, nondisparagement or similar restrictive obligation of any Company Service Provider;

(i) settle, release, waive or compromise any pending or threatened Legal Proceeding for an amount in excess of $1,000,000 individually or $2,000,000 in the aggregate other than (x) settlements of any Legal Proceedings for an amount not in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company filed with the Company’s Quarterly Report on Form 10-Q for Company’s fiscal quarter ending June 30, 2025, so long as any such settlement, release, waiver or compromise (A) is solely for monetary amounts, (B) does not involve any injunctive or equitable relief and (C) does not contain any admission of wrongdoing or any violation of Law by the Company or any of its Subsidiaries, or (y) any settlement of Transaction Litigation in compliance with Section 6.12;

(j) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(k) make (except as consistent with past practices), change or revoke any material Tax election, change any annual Tax accounting period or change any method of Tax accounting (except, in each case, as required by GAAP), amend any material Tax Return (except as required by Law), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), enter into any Tax allocation agreement, Tax-sharing agreement, pre-filing or advance pricing agreement, or Tax indemnity agreement (in each case, other than agreements the primary purpose of which does not relate to Taxes or is solely between the members of the Company Group), consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment other than those automatically granted by operation of Law, or settle or compromise any material Tax liability or claim for material Tax refund or fail to pay any material Tax when due;

(l) incur any capital expenditures (which, for the avoidance of doubt, shall not include any capitalized expenses for internal use software) other than (i) as set forth in Section 5.2(l) of the Company Disclosure Letter; (ii) expenditures that do not exceed $1,000,000 individually or $2,000,000 in the aggregate; or (iii) pursuant to obligations imposed by any Contract in effect as of the date of this Agreement and made available to Parent;

(m) enter into, amend or waive in any material respect or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except in the ordinary course of business; provided that any Material Contract (x) described by the definition set forth in clause (ii) of the definition of Material Contract shall be exclusively governed by Section 5.2(n) and (y) described by the definition set forth in clause (vii) of the definition of Material Contract shall be exclusively governed by Section 5.2(f);

(n) acquire any division, assets, properties, businesses or equity securities in (or otherwise make an investment in) any Person (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any Subsidiary of the Company, (ii) assets in the ordinary course of business or (iii) that do not exceed $2,500,000 in aggregate consideration;

(o) sell, assign, transfer, or otherwise dispose of, any of the Company’s or its Subsidiaries’ material properties, assets or rights, other than Company Intellectual Property and other than such sales, assignments, transfers or other dispositions that (i) are in the ordinary course of business or (ii) do not have a purchase price that exceeds $2,500,000 in the aggregate;

(p) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(q) sell, assign, license, sublicense, grant, pledge, encumber, otherwise dispose of, surrender, abandon, allow to lapse, invalidate, permit to be dedicated to the public domain or transfer of any material Company Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business or the expiration of Intellectual Property at the end of the non-extendable applicable statutory term; or

(r) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the final sentence of this Section 5.3(a), and subject to the terms of Section 5.3(b), during the Interim Period, the Company and its Subsidiaries shall not, and shall not authorize or knowingly permit any of their respective Representatives (in their capacities as such) to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to, or in a manner which could reasonably be expected to, induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate, an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to an Acquisition Proposal, in each case, other than solely informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal in order to clarify the terms or conditions of the Acquisition Proposal in connection with determining whether the Acquisition Proposal constitutes a Superior Proposal; (iv) approve, endorse or recommend an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”), other than an Acceptable Confidentiality Agreement. Subject to the following two sentences of this Section 5.3(a), and subject to the terms of Section 5.3(b), promptly (and in any event, within 24 hours) following the execution of this Agreement, the Company shall request the return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any Person (other than Parent, the Limited Guarantors, the Financing Sources and their respective Representatives and Affiliates) with whom a confidentiality agreement was entered into at any time during the 24-month period prior to the date hereof with respect to an Acquisition Proposal, and shall immediately and shall cause each of its Subsidiaries and each of its and its Subsidiary’s respective directors and officers and use its reasonable best efforts to direct its and their respective other Representatives to immediately (A) cease any discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or proposals or offers that could reasonably be expected to lead to an Acquisition Proposal) by any such Person, in each case that exists as of the date of this Agreement and (B) terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company or other diligence access with respect to any Acquisition Proposal. During the Interim Period, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or any committee thereof) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Stockholder Consent, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to, any Person or such Person’s Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement (to the extent not resulting from a breach of the Company’s obligations under this Section 5.3), and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case, with respect to an Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; provided that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to Parent and Merger Sub any non-public information that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly following the time it is provided to such Person.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; or (B) recommend to the Company Stockholders an Acquisition Proposal (any action described in clauses (A) through (B), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition Proposal, (2) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (3) the delivery by the Company of any notice contemplated by Section 5.3(d), will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Stockholder Consent:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change (within the meaning of clause (A) of the definition of “Company Board Recommendation Change”) in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) (A) the Company has provided prior written notice to Parent at least three (3) Business Days in advance of such Company Board Recommendation Change (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(i)(1), the “Intervening Event Notice Period”) to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change; and

(B) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during the Intervening Event Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make modifications to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change; and

(2) at the end of the Intervening Event Notice Period and prior to taking any such action, the Company Board has considered in good faith any such proposals by Parent to make modifications to the terms of this Agreement and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that the failure to effect a Company Board Recommendation Change would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect; or

(ii) if the Company has received an unsolicited Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may, (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2) (A) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(ii)(2), the “Acquisition Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), which notice shall specify the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and (B) prior to effecting such Company Board Recommendation Change or termination of this Agreement, the Company and its Representatives, during the Acquisition Proposal Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such modifications to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination of this Agreement; provided that, in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(2) with respect to such new written notice, it being understood that the “Acquisition Proposal Notice Period” in respect of such materially modified Acquisition Proposal will be two (2) Business Days; and

(3) at the end of the applicable Acquisition Proposal Notice Period and prior to taking any such action, the Company Board has considered in good faith any such proposals by Parent to make modifications to the terms of this Agreement and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) the failure to take such action would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect.

(e) Notice. During the Interim Period, the Company shall as promptly as reasonably practicable (and, in any event, within forty-eight (48) hours after the Company’s receipt thereof) notify Parent if any Acquisition Proposal is received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal; and (ii) a summary of the material terms and conditions of any such Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such Acquisition Proposal and the status of any related material discussions or negotiations.

(f) Certain Disclosures. Subject to the terms of this Agreement, nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), including by making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act or (ii) making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal (solely with respect to clause (ii), so long as any such disclosure does not include any statement that constitutes a Company Board Recommendation Change).

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, and subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Section 5.1, Section 5.3(d) and Section 6.2), Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Affiliates to, if applicable), on the other hand, use their respective reasonable best efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are reasonably necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Merger and the Transactions, including by using reasonable best efforts to (A) cause the conditions to the Merger set forth in Article VII to be satisfied and (B) (I) obtain all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (II) make all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions. This Section 6.1(a) shall not apply to filings under the HSR Act, other Antitrust Laws or any Foreign Investment Laws, which shall be governed by the obligations set forth in Section 6.2 below.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement (other than Section 6.2), none of Parent, Merger Sub, the Company nor any of their respective Subsidiaries will be required to agree to (and the Company and its Subsidiaries shall not, without Parent’s prior written consent, agree to) (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or (ii) the provision of additional security (including a guaranty) or any other contractual concessions, in each case, in connection with obtaining any consent (including pursuant to any Contract of the Company or any of its Subsidiaries or Affiliates).

(c) Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.2 Antitrust and Regulatory Matters.

(a) Filing Under Antitrust Laws and Foreign Investment Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall (and shall cause its Affiliates to, if applicable), on the other hand, to the extent required, (i) within twenty (20) Business Days following the date of this Agreement, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act; and (ii) within fifteen (15) Business Days following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other Antitrust Laws and any Foreign Investment Laws in connection with the Merger and set forth on Section 6.2(a) of the Company Disclosure Letter. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be reasonably required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be reasonably required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) subject to Section 6.2(b), use reasonable best efforts to take (and to cause their Affiliates to take) all actions reasonably necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to any Antitrust Laws and Foreign Investment Laws applicable to this Agreement or the Merger, in each case as promptly as reasonably practicable. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall

(and shall cause its Affiliates to), on the other hand, promptly inform the other of any non-ministerial communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws or any Foreign Investment Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as reasonably practicable and after consultation with the other Parties, an appropriate response to such request; provided that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed. Parent and Merger Sub shall be solely responsible for payment of all filing fees in connection with filings made by the Parties under the HSR Act and any other Antitrust Laws or any Foreign Investment Laws as required thereunder in connection with the Merger.

(b) Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, notwithstanding anything to the contrary contained in this Agreement, but subject to the other terms set forth in this Section 6.2(b), if and to the extent necessary to obtain clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations pursuant to the HSR Act, any other Antitrust Laws or any Foreign Investment Laws applicable to the Merger, and to avoid or eliminate each and every impediment under the HSR Act, any other Antitrust Laws or any Foreign Investment Laws applicable to the Merger as promptly as reasonably practicable, each of Parent and Merger Sub shall use their respective reasonable best efforts to avoid or eliminate each and every impediment and to obtain all clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under the HSR Act, any other Antitrust Laws or any Foreign Investment Laws, including offering, committing to, and effectuating (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent, Merger Sub, the Company or any of its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent, Merger Sub, the Company or any of its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Parent, Merger Sub, the Company or any of its Subsidiaries; and (iv) any other restrictions on the activities of Parent, Merger Sub the Company or any of its Subsidiaries, including the freedom of action of Parent, Merger Sub, the Company or any of its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; in each case, so as to allow the consummation of the Merger as soon as reasonably practicable and, in any event, prior to the Termination Date. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub, the Company or any of its Subsidiaries to (A) enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority or take, or agree to take, any other action, in each case that is not conditioned on the Closing or (B) take any action, including those referred to in clauses (i) through (iv) of this Section 6.2(b), if such action, together with any other actions contemplated by this Section 6.2(b), would (x) have, or would reasonably be expected have, a material adverse effect on the business, results of operations or financial condition of the

Company and its Subsidiaries, taken as a whole or (y) otherwise involve any assets, properties, operations or businesses other than those of Parent, Merger Sub, the Company or its Subsidiaries. In furtherance of and without limiting the foregoing, the Parties acknowledge and agree that the Company shall not, and shall cause its Subsidiaries not to, take any action referred to in clauses (i) through (iv) of this Section 6.2(b) without the prior written consent of Parent. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or Merger Sub be obligated to take (or cause to be taken) any action contemplated by this Section 6.2(b) with respect to or that involves Novacap Management Inc. or its Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Novacap Management Inc. or its Affiliates or with respect to or that involves any portfolio company (as such term is commonly understood in the private equity industry), any interest therein, or any investment of Novacap Management Inc. or its Affiliates, other than with respect to Parent, Merger Sub, and the Company and its Subsidiaries.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings (except for HSR filings), submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed (on a prompt basis) with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval, waiver or other authorizations, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, that, notwithstanding anything in this Agreement to the contrary, Parent shall, after consulting with, and considering in good faith the views of the Company, have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Authority relating to), obtaining any approval or expiration of a waiting period contemplated by this Section 6.2. However, each of the Company, Parent and Merger Sub may reasonably designate any commercially sensitive information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the commercially sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel only” basis, where this would cause such information to cease to benefit from legal privilege.

(d) Other Actions. Until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, without the prior written consent of the Company, Parent and Merger Sub shall not, and shall cause the Limited Guarantors not to, enter into or agree to enter into, any Contracts or arrangements for an acquisition by Parent, Merger Sub or such Limited Guarantors (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of (or actually acquire), any ownership interest, equity interests, assets or rights in or of any Person that is not an Affiliate and that would reasonably be expected to, individually or in the aggregate, (i) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders or declarations of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, (ii) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (iii) cause Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Merger and the other Transactions. Other than filings made in connection with the transactions contemplated by this Agreement, Parent shall procure that none of Parent’s Affiliates shall make any filing pursuant to the HSR Act that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority administering the HSR Act necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under the HSR Act, (ii) materially increase the risk of any Governmental Authority administering the HSR Act entering an order prohibiting the consummation of the Merger or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; provided, that the foregoing shall not prevent or limit any of Parent’s Affiliates from making any filing pursuant to the HSR Act with respect to any existing portfolio company (as such term is commonly understood in the private equity industry) of any investments funds or investment vehicles affiliated with or under common management with Novacap Management Inc.

6.3 Stockholder Consent; Information Statement.

(a) Stockholder Consent. As soon as practicable following the date of this Agreement and in lieu of calling a meeting of the Company Stockholders, the Company shall use its reasonable best efforts to obtain the Stockholder Consent. Promptly following receipt of the Stockholder Consent, the Company will provide Parent with a copy of such Stockholder Consent. In connection with the Stockholder Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL (including Section 228 and Section 262 thereof) and the Organizational Documents of the Company. If the Stockholder Consent is not received by the Company and Parent within twenty-four (24) hours following the execution of this Agreement, Parent will be entitled to terminate this Agreement pursuant to Section 8.1(d).

(b) Information Statement.

(i) As promptly as reasonably practicable (but no later than twenty (20) Business Days) after the date of this Agreement, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (A) the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Consent and the Merger, (B) the notice of action by written consent required by Section 228(e) of the DGCL and (C) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (the “Information Statement”). Parent shall provide the Company with all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Information Statement if and to the extent, in the absence of such a correction, the Information Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the Company Stockholders in an amendment or supplement. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Information Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Information Statement. The Company shall use its reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Information Statement and to resolve such comments with the SEC and cause the Information Statement to be filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act, and shall use its reasonable efforts to cause the Information Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable after the first to occur of (1) confirmation from the SEC that it has no further comments on the Information Statement, (2) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (3) expiration of the ten (10)-day period after filing in the event the SEC does not review the Information Statement. Prior to the filing of the Information Statement (or any amendment or supplement thereto) or any dissemination thereof to the Company Stockholders, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response and the Company shall consider in good faith all comments reasonably proposed by Parent.

(ii) The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that, at the time it is filed with the SEC, at the time it is first mailed to the Company Stockholders or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. Parent agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it is filed with the SEC or at the time it is first mailed to the Company Stockholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

6.4 Financing.

(a) No Amendments to Financing Letters. Each of Parent and Merger Sub shall not, without the prior written consent of the Company, agree to, or permit any withdrawal, amendment, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters or the definitive agreements relating to the Financing if such withdrawal, amendment, supplement, modification, consent or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of the fees to be paid or the original issue discount of the Debt Financing, to an amount that is less than the amount required to consummate the Closing, or (ii) impose new or additional conditions or amend or modify any of the conditions to the receipt of the Financing or expand, amend, or modify any other terms to the Financing, in each case in a manner that would reasonably be expected to (A) materially delay or prevent the Closing or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing materially less likely to occur in any respect; provided, however, Parent may, without the written consent of the Company, (1) amend the Debt Commitment Letters to add additional lenders or parties that have not previously executed the Debt Commitment Letters as of the date of this Agreement and to grant to such additional lenders or parties such approval rights as are customarily granted to additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, (2) amend the Financing Letters with respect to the Debt Financing to give effect to any “flex” terms contained in the Debt Commitment Letters, (3) to amend titles, allocations and fee sharing arrangements with respect to existing and additional parties to the Debt Commitment Letters and (4) to increase the amount of the Debt Financing. Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its, and shall cause its respective Affiliates to use their, respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Financing on a timely basis (but in any event no later than the time the Closing is required to occur pursuant to Section 2.3) on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) set forth in the Financing Letters, including, using its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions therein; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters and related Fee Letter on a timely basis on the terms and subject only to the conditions (including any “flex” provisions in the related Fee Letter) set forth in the Debt Commitment Letters and related Fee Letter or otherwise acceptable to Parent so long as such modifications to such terms and conditions would not be prohibited under the restrictions on amendments and modifications set forth in this Section 6.4; (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions to funding the Financing contained in the Debt Commitment Letters and such definitive agreements related thereto and in the Equity Commitment Letter at or prior to the time the Closing is required to occur pursuant to Section 2.3; and (iv) consummate the Financing at or prior to the Closing. Parent and Merger Sub shall pay, or cause to be paid, all commitment or other fees required to be paid as a condition pursuant to the Financing Letters as and when they become due.

(c) Information. Parent shall use reasonable best efforts to keep the Company informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice in writing (but in any event within two (2) Business Days after the occurrence or delivery thereof) (i) of any material breach or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any such material breach or default), cancellation, or termination by any party to the Financing Letters of any condition set forth in or any other material provisions of the Financing Letters or definitive agreements related to the Financing; (ii) of the receipt by Parent of any written notice or communication from any Financing Source with respect to any (A) actual or threatened material breach, default, cancellation or termination (or written notice or communications from lenders or other sources of Debt Financing to Parent of any such actual or threatened material breach, default, cancellation, or termination received by Parent) by any party to any material provisions of the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (B) material dispute or disagreement between or among any parties to the Financing Letters or any definitive agreements related to the Financing; and (iii) if for any reason Parent at any time reasonably believes that it will not be able to obtain all or any portion of the Financing necessary to satisfy all payment obligations of Parent required to be made hereunder at Closing. Parent shall provide information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence promptly following the date that the Company delivers a written request therefor to Parent.

(d) Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letters and related Fee Letter, Parent and Merger Sub shall promptly notify the Company in writing and use their respective reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing that has become unavailable from the same or alternative sources (A) on terms and conditions not materially less favorable (in Parent’s good faith determination) in the aggregate to Parent and Merger Sub than those contained in the respective Financing Letters, (B) containing conditions to draw, conditions to Closing and other terms that would reasonably be expected to affect the availability thereof that (1) are not more onerous, taken as a whole, for Parent than those conditions and terms contained in the Debt

Commitment Letters, (2) would not reasonably be expected to delay the Closing or make the Closing less likely to occur, and (3) in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Parent will promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto, with amounts, economic, financial, dollar and ratio terms (including related dates), and “market flex” terms, in each case, redacted; provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, or termination of the Debt Financing (except to the extent covered by an increase in the Equity Financing)) to the Company. Any reference in this Agreement to (x) the “Financing Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto) to the extent then in effect, (y) the “Financing Letters” shall refer to such documents as otherwise amended or modified solely in accordance with the terms of this Agreement, and (z) the “Financing” means the financing contemplated by the Financing Letters as amended or modified in accordance with the terms of this Agreement.

(e) No Financing Condition. Parent and Merger Sub shall, and shall cause their respective Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Letters or in any definitive agreement relating to the Financing. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing or to Parent’s or Merger Sub’s performance of any of their respective obligations under this Agreement (except as provided in this Section 6.4 and Section 6.5), and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any permitted alternative financing subject to the applicable conditions set forth in Section 7.1 and Section 7.2 and the other terms and conditions of this Agreement (including Section 8.3(c) and Section 9.8(b)(ii)). Subject to Section 8.3(c) and Section 9.8(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transactions.

6.5 Financing Cooperation.

(a) Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent with such customary cooperation as is reasonably requested by Parent to arrange, syndicate and obtain the Debt Financing contemplated by the Debt Commitment Letters, including use reasonable best efforts in:

(i) causing management of the Company to participate in a reasonable number of telephonic meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions (upon reasonable request) with rating agencies and other customary syndication activities in connection with the Debt Financing at times and locations to be mutually agreed;

(ii) providing reasonable and customary assistance to Parent with the preparation of customary rating agency presentations, bank information memoranda required in connection with the Debt Financing and similar documents, including execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material misstatements or omissions) and customary CFO and similar certificates and certificates with respect to certain financing information in the bank information memoranda, and providing reasonable cooperation with the due diligence efforts of the Financing Sources, in each case, to the extent reasonable and customary for financings of the type of the Debt Financing;

(iii) assisting Parent in connection with the preparation of any pledge and security documents and other definitive financing documents as may be reasonably requested by Parent and facilitating the pledging of, granting of a security interest in, and obtaining perfection of any Liens on, collateral in connection with the Closing, it being understood that such documents will not take effect until the Effective Time;

(iv) obtaining the Payoff Letters;

(v) providing, as promptly as reasonably practicable (and in any event, no less than four (4) Business Days prior to the Closing Date), all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act of 2001 and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Financing Source that has requested such certification, relating to the Company and its Subsidiaries, in each case as reasonably requested of the Company or its Subsidiaries in writing by Parent or the Financing Sources at least nine (9) Business Days prior to the Closing Date;

(vi) assisting in the execution and delivery of definitive documents and closing certificates relating to the Debt Financing as may be reasonably requested by Parent (subject to the limitations on effectiveness thereon pursuant to clause (b) below);

(vii) furnishing Parent as promptly as reasonably practicable, such other financial and other pertinent information in the Company’s (or its advisors’) possession, pertaining to the Company and its Subsidiaries, as may be customarily required or reasonably requested by Parent for completion of the Debt Financing or similar financing (for the avoidance of doubt, the Company shall not be responsible for the preparation of any pro forma financial statements or other financial information that places undue burden on the Company (including, for the avoidance of doubt, preparation of financial information in a form not customarily prepared by the Company)); and

(viii) assisting in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably required by Parent that are necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available at the Closing; it being understood that no such corporate or other action will take effect prior to the Closing and the directors of the Company will not approve the Financing prior to the Closing Date.

(b) Obligations of the Company. Nothing in this Section 6.5 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time; (ii) except with respect to the provision of authorization letters and CFO and similar certificates referred to in clause (a)(ii) above and except with respect to “know-your-customer” information referred to in clause (a)(v) above, enter into any definitive agreement or documentation, the effectiveness of which is not conditioned upon the Closing; (iii) give any indemnities or incur any fees that are effective prior to the Effective Time; or (iv) take any action that would unreasonably or materially interfere with the conduct of the business or the Company and its Subsidiaries, breach any confidentiality obligations or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that becomes effective prior to the Effective Time. Nothing in this Section 6.5will require the Company, its Subsidiaries or their respective directors, officers or employees to execute, deliver or enter into, or perform any agreement, document or instrument (except with respect to the provision of authorization letters and CFO and similar certificates referred to in clause (a)(ii) above and except with respect to “know-your-customer” information referred to in clause (a)(v) above) including any definitive financing document, with respect to any debt financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which any debt financing is obtained or pledge any collateral with respect to the Debt Financing that would take effect prior to the Closing. Nothing in this Section 6.5 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.5 that would reasonably be expected to result in personal liability to such officer or Representative; or (B) the Company Board to approve any financing or Contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificates, opinions or resolutions delivered by an officer or board member of the Surviving Corporation prior to the Effective Time and shall take effect immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates (unless the certifications set forth in such solvency certificates are true as of the Closing Date (it being understood that a “solvency” certificate may be delivered only if the chief financial officer or other authorized officer with similar responsibilities of the Company Group is, and shall remain, or will be such officer after giving effect to the Closing)). Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations relating to the Debt Financing, shall be deemed satisfied, and the Company shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements contained in this Section 6.5 relating to the Debt Financing, in each case, unless the failure of any condition precedent to the funding of the Debt Financing is caused by the Company’s Willful and Material Breach of its obligations under this Section 6.5 and is a direct and proximate cause of the failure of Parent to obtain Debt Financing, which breach has not been cured on or prior to the third Business Day after Parent has provided written notice of such breach.

(c) Company Indebtedness.

(i) At least two (2) Business Days prior to the Effective Time (or such later date so agreed by Parent), the Company shall deliver to Parent fully executed payoff letters in form and substance reasonably satisfactory to Parent from the lenders (or their applicable representative) with respect to the Company Credit Agreement (each, a “Payoff Letter”), stating the amounts required to pay in full all obligations (other than any contingent reimbursement and indemnity obligations that expressly survive termination of the Company Credit Agreement) thereunder and to effect the release of any liens securing the Company Indebtedness or other security interests (subject to the finalization of such amounts prior to the Effective Time).

(ii) At or prior to the Effective Time, Parent shall provide (or cause to be provided) with respect to the Company Indebtedness to be repaid at the Effective Time, to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the Company Indebtedness and upon the receipt thereof, concurrently with the Effective Time, the Company shall repay and discharge such Company Indebtedness; provided, that in lieu of funding such amounts, Parent may, concurrently with the Effective Time (and not prior), direct the Company to repay and discharge all or any portion of such Company Indebtedness using the Company’s and its Subsidiaries’ available cash on hand, to the extent such available cash on hand would be sufficient to repay and discharge all or such portion of the Company Indebtedness as directed by Parent and only to the extent that, immediately after giving effect to such payment, the Company shall not be insolvent and shall have a reasonably sufficient amount of cash to operate its business substantially as conducted immediately prior to the Effective Time.

(d) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.

(e) Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement until the Closing, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents or ratings agencies in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is an express third-party beneficiary.

(f) Reimbursement. Promptly upon request by the Company, Parent shall reimburse the Company for reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 6.5; provided, that Parent shall not be required to reimburse the Company or its Subsidiaries for costs and expenses incurred in connection with the preparation of financial statements, financial information or other materials, in each case prepared prior to the date hereof or, after the date hereof, that the Company or its Subsidiaries would have prepared in the ordinary course of business.

(g) Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith.

6.6 Anti-Takeover Laws. The Company and the Company Board shall (a) use reasonable best efforts to take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger or any of the other Transactions; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger or any of the other Transactions, use reasonable best efforts to take all actions within their power to ensure that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions.

6.7 Access. At all times during the Interim Period, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company and its Subsidiaries for the purpose of consummating the Transactions (including the Financing), or to the extent necessary for the purpose of planning or integration, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, however, that in the case of each of the foregoing clauses (a) through (c), the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, use its commercially reasonable efforts to allow for any access or disclosure in a manner that does not result in the effects set out in clauses (a) through (c), including by making appropriate substitute arrangements. Nothing in this Section 6.7 shall be construed to require the

Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.7 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Except as may otherwise be permitted by this Section 6.7 and except in the ordinary course of business and not related to the Transaction, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee, independent contractor or other service provider of the Company or any of its Subsidiaries not involved in the negotiation of the Transactions or any customer, technology or other Partner, vendor or supplier of the Company in connection with the Merger or any of the other Transactions, in each case, without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.7 must be directed to the Chief Legal Officer of the Company or other Person designated by the Company. No investigation or access permitted or conducted pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company hereunder or limit or restrict any rights of Parent or Merger Sub, including any right to assert that a condition to Closing has not been satisfied.

6.8 Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company Options or Company RSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.9 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements set forth on Section 6.9(a) of the Company Disclosure Letter, between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time in accordance with the terms of this Agreement), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving

Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and its Subsidiaries that are in effect as of the date of this Agreement. During such six (6) year period, such provisions of such Organizational Documents, with respect to indemnification, exculpation and the advancement of expenses, may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights of the Indemnified Persons thereunder, except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.9(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of its Subsidiaries as of the date of this Agreement shall, indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including, to the extent applicable, reasonable and documented attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director or, officer of the Company or such Subsidiary; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries, or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)); or (iii) the Merger or other transactions contemplated hereby, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto, except that (A) if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.9(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved, and (B) the Surviving Corporation shall not be obligated to indemnify any Indemnified Person pursuant to this Section 6.9(b) for any settlement or comprise effected without the prior written consent of the Surviving Corporation (not to be unreasonably withheld, conditioned or delayed). In the event of any such Legal Proceeding, the Surviving Corporation shall advance all reasonable an documented fees and expenses (including reasonable and documented fees and expenses of any outside counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Person to repay all amounts so advanced if it should ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnified Person is not entitled to be indemnified for such expenses. Notwithstanding anything to the contrary in this Agreement, (x) none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of, or relating to, such Legal Proceeding or such Indemnified Person otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise, consent or termination.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability and errors and omissions liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are substantially equivalent to those of the D&O Insurance in effect as of the date hereof. In satisfying its obligations pursuant to this Section 6.9(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year ended prior to the Effective Time (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In satisfaction of the foregoing obligations, prior to the Effective Time, the Company shall, in consultation with Parent, purchase a prepaid “tail” policy with respect to the D&O Insurance so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made to the extent such obligations are not otherwise transferred, assumed or assigned by operation of Law so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9.

(e) No Impairment. The obligations set forth in this Section 6.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.9(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.9, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.9 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Organizational Documents of the Company and its Subsidiaries; (ii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries prior to the date hereof and made available to Parent; or (iii) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement made available to Parent that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.10 Employee Matters.

(a) Employment; Benefits. Until the 12-month anniversary of the Closing (or, if earlier, until such time that an employee is no longer employed by Parent or its Subsidiaries) (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee (i) a base salary or wage rate, as applicable, and target annual short-term cash incentive opportunities (excluding retention, long-term incentive, change in control or transaction compensation), in each case, that is no less favorable than that provided to such Continuing Employee immediately before the Effective Time; and (ii) other employee benefits (excluding severance, equity or equity-based compensation, long-term incentive, nonqualified deferred compensation benefits, defined benefit pension benefits or post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately before the Effective Time.

(b) New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plan, a “New Plan”), Parent and its Affiliates (including the Surviving Corporation) shall (and Parent shall cause the Surviving Corporation and its Affiliates to) cause to be granted to such Continuing Employee credit for such Continuing Employee’s length of service with the Company and its Subsidiaries prior to the Effective Time, to the same extent such service was recognized under the analogous Employee Plans immediately prior to the Effective Time, for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual), except that such service need not be recognized (i) to the extent that it would result in duplication of compensation or benefits for the same period of service, (ii) with respect to any qualified or non-qualified defined benefit plans, non-qualified deferred compensation, post-termination or retiree health or welfare benefits, or with respect to equity or equity-based compensation. In addition, and without limiting the generality of the foregoing Parent shall use commercially reasonable efforts to cause, (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in any New Plan to the extent that coverage pursuant to such New Plan replaces coverage pursuant to an analogous Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents, to the extent such waiting periods, conditions and requirements were satisfied or would not apply under the analogous Old Plan; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, any eligible expenses incurred by the Continuing

Employees and their covered dependents under the applicable Old Plans during the calendar year in which the participation under the New Plan begins, to be given credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents as if such amounts had been paid in accordance with such New Plans. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will be made available to the Continuing Employees in accordance with the Company’s and its Subsidiaries’ standard vacation and paid time off policies as in effect on the date hereof.

(c) 2025 Annual Bonus. Except as otherwise set forth on Section 6.10(c) of the Company Disclosure Letter, with respect the Company’s annual cash bonus program set forth on Section 6.10(c) of the Disclosure Letter (the “Company Bonus Program”), the Company and its Subsidiaries shall pay to each Continuing Employee who participates in the Company Bonus Program and who remains employed with Parent, the Surviving Corporation or their respective Subsidiaries through the applicable payment date, a bonus for the 2025 fiscal year (each, a “Annual Bonus”) on the date on which annual bonuses for the 2025 fiscal year would be paid in the ordinary course of business and subject to the terms of the Company Bonus Program. The amount of the Annual Bonus for each participant in a Company Bonus Plan shall be determined based on the greater of (i) actual performance through December 31, 2025 (as determined by the Board of Directors of the Company (or a committee thereof) in its sole discretion), and (ii) target performance.

(d) Section 280G. As soon as practicable following the date hereof, the Company shall use reasonable best efforts to provide Parent with calculations and reasonable back up information relating to Sections 280G and 4999 of the Code relating to the Transactions, and shall update such calculations upon Parent’s reasonable request from time to time prior to the Effective Date within a reasonable period of time following receipt of such request.

(e) Employee Communications. Prior to communicating or distributing any broad-based communications to any Continuing Employees or holders of Company Options, Company RSUs or Company MSUs, that relate to the Continuing Employees employment or compensation following the Closing (including, to the extent related to any matters set forth in this Section 6.10), or to the treatment of Company Options, Company RSUs, or Company MSUs, the Company shall provide such communication to Parent for Parent’s prior review and shall incorporate any reasonable comments provided by Parent. Notwithstanding the foregoing, the Company shall not be required to provide to Parent any such communications that are consistent in all material respects with communications that had previously been reviewed by Parent pursuant to this Section 6.10.

(f) Acknowledgment. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(g) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.10 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) constitute the adoption, amendment or modification of any Employee Plan or New Plan; (iii) create any third party beneficiary rights in any Company Service Provider, Continuing Employee or other Person (or beneficiary or dependent thereof); or (iv) prohibit or limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement, or Contract at any time.

6.11 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided that neither the Company nor Parent shall be obligated to engage in such consultation with respect to communications (including communications directed to such Party’s employees, suppliers, customers, Partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.11; provided, further, that the restrictions set forth in this Section 6.11 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto, in each case, in accordance with Section 5.3, (ii) in connection with any dispute between the parties regarding this Agreement or the Merger or (iii) made by Parent or its Affiliates in the form of any customary announcement or other communication in connection with the arrangement of the Debt Financing. Notwithstanding the foregoing, Parent, Merger Sub, the Principal Stockholders and their respective Affiliates may (i) provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, direct or indirect equityholders, members, investors and Affiliates, in each case, who are subject to customary confidentiality restrictions and (ii) post deal descriptions on their respective websites or social media platforms (if applicable) in the ordinary course of business; provided, that in the case of this clause (ii), any such deal descriptions are consistent with public statements previously made in accordance with this Section 6.11.

6.12 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation and keep Parent reasonably informed with respect to the status thereof. Prior to the Effective Time, (a) Parent will have the right to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) the Company shall reasonably consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.12, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-

client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority except for Parent’s right to consent to settlements and compromises and as set forth above. Notwithstanding anything to the contrary contained in this Section 6.12, any Legal Proceeding relating to Dissenting Company Shares shall be governed by Section 2.7(c).

6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.15 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.16 Certain Arrangements. Without the prior consent of the Company Board (not to be unreasonably withheld, conditioned or delayed), neither Parent, Merger Sub nor any of their respective Affiliates, directly or indirectly, shall have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.13 of this Agreement.

6.17 FIRPTA Certificate. At the Closing, the Company shall deliver to Parent, in a form reasonably acceptable to Parent, a properly completed and duly executed certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), 1.897-2(h) and 1.1445-2(c), and a properly completed and duly executed form notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) (which shall be filed by Parent with the IRS no later than 20 days following the Closing Date), to the effect that the Company is not, and has not been during the five-year period ending on and including the Closing Date, a “United States real property holding corporation” and, accordingly, the equity interests of the Company are not “United States real property interests,” in each case within the meaning of Section 897(c)(1) of the Code.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Consent. The Company’s receipt of the Stockholder Consent shall have been obtained.

(b) Antitrust and Foreign Investment Laws. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable).

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered or promulgated and be continuing in effect.

(d) Information Statement. The Information Statement shall have been mailed to the Company Stockholders in accordance with Section 6.3 at least twenty (20) days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

7.2 Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3(a), Section 3.4, the first two sentences of Section 3.7(b), the first sentence of Section 3.7(d), and Section 3.28 shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in the first two sentences of Section 3.7(a) and Section 3.7(c) shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), except for any inaccuracy or combination of inaccuracies in such representations and warranties relative to the total fully-diluted equity capitalization of the Company as of the Closing Date that do not result in an increase in the aggregate consideration otherwise payable by Parent in the Merger by more than a de minimis amount, (iii) the representations and warranties of the Company set forth in Section 3.12(b)

shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with its covenants and obligations contained this Agreement that are required to be performed and complied with by it at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied in all material respects with its covenants and obligations contained in this Agreement that are required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) Mutual Consent. At any time prior to the Effective Time (whether prior to or after the receipt of the Stockholder Consent) by mutual written agreement of Parent and the Company;

(b) Order. By either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Stockholder Consent) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court or other Governmental Authority of competent jurisdiction preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered or enforced that prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily due to the failure of such Party (treating Parent and Merger Sub as one party for this purpose) to perform any of its obligations under this Agreement or if such Party (treating Parent and Merger Sub as one party for this purpose) shall have failed to comply with its obligations under Section 6.2.

(c) Termination Date. By either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Stockholder Consent) if the Effective Time has not occurred by 11:59 p.m., New York City time, on March 24, 2026 (the “Termination Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to a Party (treating Parent and Merger Sub as one party for this purpose) if the failure of the Merger to be consummated prior to the Termination Date was primarily due to the failure of such Party (treating Parent and Merger Sub as one party for this purpose) to perform any of its obligations under this Agreement;

(d) Stockholder Consent. By Parent, if the Stockholder Consent, duly executed by the Principal Stockholders, shall not have been delivered to Parent and the Company within twenty-four (24) hours following the execution of this Agreement; provided that, for clarity, Parent may not terminate this Agreement pursuant to this Section 8.1(d) following such time as the Stockholder Consent, duly executed by the Principal Stockholders, is delivered to Parent and the Company, so long as such Stockholder Consent remains in full force and effect at such time;

(e) Company Breach. By Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b) if the Closing were to then occur, except that if such breach is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f) Company Board Recommendation Change. By Parent, if at any time prior to the Company’s receipt of the Stockholder Consent, the Company Board (or a committee thereof) has effected a Company Board Recommendation Change; provided that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if Parent fails to terminate this Agreement pursuant to this Section 8.1(f) prior to 11:59 p.m., Eastern Time, on the date which is ten Business Days after Parent is notified in writing that the Company Board or a committee thereof has effected a Company Board Recommendation Change;

(g) Parent or Merger Sub Breach. By the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b) if the Closing were to occur, except that if such breach is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to termination; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b);

(h) Superior Proposal. By the Company, at any time prior to the Company’s receipt of the Stockholder Consent, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal, if the Company pays to Parent the Company Termination Fee in accordance with Section 8.3(b)(iii) substantially concurrently with such termination; or

(i) Parent Failure to Close. By the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied), (ii) Parent fails to consummate the Transactions by the date that is three (3) Business Days following the later of (A) the date that Parent is required to consummate the Closing pursuant to Section 2.3 and (y) the date on which Parent receives the confirmation in the following clause (iii), and (iii) the Company has irrevocably confirmed to Parent in writing that all of the conditions to Closing set forth in Section 7.1 and Section 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied) and that it is prepared to consummate the Closing.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (or as specified in the mutual written agreement of Parent and the Company pursuant to Section 8.1(a)). In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.5(f), Section 6.5(g), Section 6.12, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing but subject to Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for any fraud or Willful and Material Breach of this Agreement by such Party prior to termination. For the avoidance of doubt, and subject to Section 8.3(e), only the Company (and not the Company Stockholders) may bring an action pursuing liability for such Willful and Material Breach by Parent or Merger Sub. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, any applicable clean team or similar arrangement, the Limited Guarantee or the Financing Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), subject to the occurrence of the Closing, Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c) (Termination Date), Section 8.1(d) (Stockholder Consent) or Section 8.1(e) (Company Breach); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, any Person shall have publicly announced an Acquisition Proposal and not withdrawn or otherwise abandoned such Acquisition Proposal; and (C) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall promptly (and in any event within three (3) Business Days) after such consummation pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f) (Company Board Recommendation Change), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h) (Superior Proposal), then the Company must prior to or substantially concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Termination Fee. If this Agreement is validly terminated (i) by the Company pursuant to Section 8.1(g) (Parent or Merger Sub Breach) or Section 8.1(i) (Parent Failure to Close) or (ii) by the Company or Parent pursuant to Section 8.1(c) (Termination Date) (at a time at which the Company had the right to terminate this Agreement pursuant to Section 8.1(g) (Parent or Merger Sub Breach) or Section 8.1(i) (Parent Failure to Close)), then Parent shall promptly (and in any event within three (3) Business Days after such termination) pay the Company a termination fee of $100,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, in each case, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Sole Remedy.

(i) Notwithstanding anything to the contrary in this Agreement or otherwise, the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) and subject to the limitations set forth in this Section 8.3(e), the Company’s right to enforce its rights under the Confidentiality Agreement and to receive payment in respect of the Reimbursement Obligations, the Company’s right to be paid pursuant to Section 8.3(f) (in each case, including the Company’s right to enforce the Limited Guarantee with respect to all such amounts) and the Company’s right to specific performance pursuant to, and subject to the limitations set forth in, Section 9.8, will be the sole and exclusive remedies of the Company and its Affiliates and the Company Related Parties against (A) Parent, Merger Sub or the Limited Guarantors; (B) the former, current and future holders of any equity, controlling persons, Affiliates, Representatives, members, directors, officers, employees, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Limited Guarantors and any holder of any equity, controlling person, Affiliate, Representative, member, manager, general or limited partner, stockholder and assignee of any of the foregoing (such Persons, excluding Parent and Merger Sub, but including the Limited Guarantors, collectively, the “Parent Related Parties”); and (C) the Financing Sources, in each case of clauses (A) through (C), in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantee) and the transactions contemplated hereby and thereby (and other than payment of the Parent Termination Fee by Parent (or the Limited Guarantors under the Limited Guarantee to the extent provided, and subject to the limitations, therein) to the extent owed pursuant to Section 8.3(c), together with any amounts owed under Section 8.3(f), if applicable, and any Reimbursement Obligations), none of Parent, Merger Sub, the Parent Related Parties or the Financing Sources will have any liability or obligation to the Company or its Affiliates or any Company Related Party relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantee) or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates, if applicable) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement), including with respect to any Willful and Material Breach of this Agreement by Parent or Merger Sub or any failure of Parent or Merger Sub to perform its obligations hereunder. The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with, and subject to the limitations of, Section 9.8 and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.8 that results in the Closing occurring and (y) payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) and subject to the limitations set forth in this Section 8.3(e). The Parent Related Parties and the Financing Sources are intended third-party beneficiaries of this Section 8.3(e)(i). Notwithstanding anything to the contrary in this Agreement or otherwise, in no event shall Parent, Merger Sub or the Parent Related Parties have liability for any monetary damages (including monetary damages for fraud or for any Willful and Material Breach or monetary damages in lieu of specific performance or monetary damages pursuant to Section 8.2(b)) other than, solely with respect to Parent (or the Limited Guarantors under the Limited Guarantee to the extent provided, and subject to the limitations, therein), the payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), plus any amounts owned by Parent under Section 8.3(f), plus any Reimbursement Obligations. Subject to the other limitations of this Section 8.3(e), the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), plus any amounts owed by Parent pursuant to Section 8.3(f) and the Reimbursement Obligations shall be the maximum aggregate liability (including in the case of fraud or any Willful and Material Breach) of Parent and Merger Sub hereunder (and, without duplication, of the Limited Guarantors under the Limited Guarantee) and of any other Parent Related Party with respect to any and all claims under or relating to this Agreement and the Transactions.

(ii) Parent’s receipt of the Company Termination Fee in full to the extent owed pursuant to Section 8.3(b), Parent’s right to be paid pursuant to Section 8.3(f), the ability of Parent to seek recovery of monetary damages from the Company for a Willful and Material Breach or Parent’s right to specific performance pursuant to Section 9.8, as applicable, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates and the Parent Related Parties and the Financing Sources against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby (other than the Support Agreement), and upon payment of the Company Termination Fee, together with any amounts owed by the Company pursuant to Section 8.3(f), none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub or any Parent Related Parties or Financing Sources relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates (which, for this purpose, shall include the applicable Company Related Parties with respect to obligations arising under the Support Agreement)) will remain obligated with respect to, and Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Support Agreement and Section 8.3(a), as applicable). The Parties acknowledge and agree that, while Parent may pursue a grant of specific performance in accordance with Section 9.8 and payment of the Company Termination Fee or monetary damages, in no event shall Parent be entitled to obtain (1) both (x) a grant of specific performance pursuant to Section 9.8 that results in the Closing occurring and (y) the payment of (i) any monetary damages from the Company or (ii) the Company Termination Fee in accordance with Section 8.3(b) or (2) both the payment of (x) any monetary damages in connection with fraud or any Willful and Material Breach and (y) the Company Termination Fee in accordance with Section 8.3(b). The Company Related Parties are intended third-party beneficiaries of this Section 8.3(e)(ii). In no event shall the Company or any of its Subsidiaries have liability for monetary damages (including monetary damages in lieu of specific performance and damages for fraud and Willful and Material Breach pursuant to Section 8.2(b)) in excess of an aggregate amount equal to the amount of the Company Termination Fee plus any amounts owed by the Company pursuant to Section 8.3(f). The amount of the Company Termination Fee shall be the maximum aggregate liability of the Company and its Subsidiaries with respect to any and all claims under or relating to this Agreement and the Transactions.

(f) Acknowledgments. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(b), Parent would not have entered into this Agreement and that, without Section 8.3(c), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.3(c) or any portion thereof, as applicable, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party); provided, however, that in no event shall either party be obligated to pay more than $2,500,000 in the aggregate under this Section 8.3(f).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Stockholder Consent, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary contained herein, Section 6.5, Section 8.2, Section 8.3(e), this Section 8.4, Section 9.3, Section 9.6, Section 9.7, Section 9.8, Section 9.9, Section 9.10(b), Section 9.11 and Section 9.12(b) (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections, including, without limitation, the definitions of “Debt Financing” and “Financing Sources”) (collectively, the “Financing Source Provisions”) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to any Financing Source without the prior written consent of the Financing Sources.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms require performance following the Effective Time shall survive the Effective Time in accordance with their respective terms or until fully performed.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

c/o Novacap Management Inc.

3400, rue de l’Eclipse

Suite 700

Brossard, Québec

Attn: Maxime Charbonneau

Josiane Turcotte

Legal Affairs

Email: ****

****

with a copy (which will not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attn: Russell L. Leaf

Jared N. Fertman

Samir K. Patel

Email: ****

****

****

(b)	if to the Company (prior to the Effective Time) to:

Integral Ad Science Holding Corp.

12 E. 49th Street, 20th Floor

New York, NY

Attn: Lisa Utzschneider

Yossi Almani

Email: ****

****

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn: Daniel Wolf, P.C.

David M. Klein, P.C.

Email: ****

****

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties except that (a) Parent and Merger Sub will have the right to assign all or any portion of their obligations under this Agreement to any of their respective Affiliates and (b) the indemnification and other rights hereunder of a party may be assigned to any Financing Sources, solely for collateral security purposes effective as of or after the Closing. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Novacap Management Inc. and the Company have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto. The Confidentiality Agreement is hereby amended to (i) permit any current or potential co-investors, limited partners, current or potential financing sources (whether debt or equity) or other Persons to be a “Representative” of Novacap Management Inc. (without any further action or consent on the part of any Person) and (ii) remove the restrictions set forth in Section 3 with respect to any current or potential co-investors or financing sources. Novacap Management Inc. is an express and intended third-party beneficiary of the last sentence of Section 6.11 and this Section 9.4 with respect to the amendments to the Confidentiality Agreement contained in the foregoing sentence and shall be entitled to independently enforce the terms thereof as if it was a party to this Agreement.

9.5 Entire Agreement. This Agreement and the Confidentiality Agreement, the Company Disclosure Letter, the Limited Guarantee, the Support Agreement and the Equity Commitment Letter and such other documents and instruments and other agreements among the Parties as contemplated by or referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter shall not be deemed a part of this Agreement as provided in Section 268(b) of the DGCL.

9.6 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.9, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options or Company RSUs to receive the Per Share Price and the Vested Equity Award Consideration, respectively, in each case after the Effective Time, and (c) as set forth in or contemplated by the Financing Source Provisions.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision. Notwithstanding the foregoing, the Parties intend that the remedies and limitations set forth in this Agreement (including Section 8.2, Section 8.5, this Section 9.7, Section 9.8, Section 9.9, Section 9.10(b), Section 9.11 and Section 9.12(b)) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases (i) the liability of the Company, Parent, Company Related Party or Parent Related Party of the foregoing Persons or any Financing Source or (ii) the obligations hereunder.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(d) and Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary contained in this

Agreement or otherwise, while the Company may pursue both a grant of specific performance (subject to the limitations set forth in Section 9.8(b)(ii)) and the payment of the Parent Termination Fee, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and payment of the Parent Termination Fee.

(b) Specific Performance.(i)

(i) The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; and (C) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections, other than those based on the limitations of a Party’s right to such relief under this Agreement and defenses with respect thereto, to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree, unless and until any such relief is granted, and subject to Section 9.8(a) and Section 8.3(e), that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior to, or as a condition to, exercising any termination right under Article VIII, nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(ii) Notwithstanding Section 9.8(b)(i), it is acknowledged and agreed that prior to the valid termination of this Agreement the Company will only be entitled to seek an injunction, specific performance or other equitable remedy to cause Parent and Merger Sub to consummate the Closing if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.3; (C) all of the conditions to the consummation of the Debt Financing provided by the Debt Commitment Letters have been satisfied (other than the receipt of the Equity Financing and the satisfaction of those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and the full amount of the Debt Financing has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing were funded at the Closing; and (D) the Company irrevocably confirms to Parent in writing that it is ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived.

9.9 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or the Limited Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Jurisdiction for Financing Sources. Notwithstanding anything to the contrary contained in the foregoing, all disputes against any of the Financing Sources under or in respect of any Debt Financing or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise (including any dispute arising out of or relating in any way to any Debt Financing), will be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within such State, without regard to conflict of law principles that would result in the application of any Law other than the law of the State of New York.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE LIMITED GUARANTEE, THE FINANCING LETTERS OR THE FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse.

(a) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than the Limited Guarantors to the extent set forth in the Limited Guarantee or Equity Commitment Letter or the parties to the Confidentiality Agreement pursuant thereto) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Parent Related Parties and that none of the Parent Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company’s

Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, Parent and Merger Sub to the extent provided herein, or the Limited Guarantors pursuant to the Limited Guarantee (to the extent and subject to the terms provided therein). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities. Each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Company Related Parties and that none of the Company Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to Parent, Merger Sub, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, (x) the Company to the extent provided herein and (y) each Person who has entered into the Support Agreement (to the extent and subject to the terms provided therein, including in respect of the first sentence of this Section 9.12). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.

(b) No Financing Source shall have any liability or obligation to the Company and its Affiliates and any of the Company’s or any of such Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners with respect to any claim or cause of action (whether in contract or in tort, in Law or in equity or otherwise) relating to: (i) this Agreement, the Debt Commitment Letters or the transactions contemplated hereunder or thereunder, (ii) the negotiation, execution or performance of this Agreement, the Debt Financing or the Debt Commitment Letters (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Debt Commitment Letters), or (iii) any breach or violation of this Agreement or the Debt Commitment Letters and any failure of the transactions contemplated hereunder or thereunder to be consummated. For the avoidance of doubt, this Section 9.12 does not limit or affect any rights or remedies that Parent may have against the Financing Sources pursuant to the terms and conditions of the Debt Commitment Letters.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

IGLOO GROUP PARENT, INC.

By:

/s/ Samuel Nasso
Name: Samuel Nasso
Title: President

IGLOO GROUP ACQUISITION COMPANY, INC.

By:

/s/ Samuel Nasso
Name: Samuel Nasso
Title: President

INTEGRAL AD SCIENCE HOLDING CORP.

By:

/s/ Lisa Utzschneider
Name: Lisa Utzschneider
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]